RENEWAL ANNUAL INFORMATION FORM

of

BEMA GOLD CORPORATION
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, British Columbia
V7X 1J1

for the year ended December 31, 2003

May 19, 2004

GLOSSARY OF TERMS

Except as otherwise defined, the following terms, when used herein, shall have the following meanings:

"Ag":	Silver

"AIM"	Alternative Investment Market of the London Stock Exchange

"AMEX":	American Stock Exchange

"Au":	Gold

"Bema" or the "Company":	Bema Gold Corporation and where the context dictates any or all of its direct and indirect subsidiaries

"Cdn$":	Canadian dollar

"call option":
An option contract that gives the holder the right to buy a certain quantity of an underlying security or commodity from the writer/granter of the option, at a specified  price (the strike price) up to a specified date (the expiration date)

"Chilean IVA":	A 19% sales tax on all goods and services in Chile, called IVA (Impuesto al Valor Agregado)

"Common Shares":	The common shares without par value in the capital of the Company, as such capital is presently constituted

"Cu":	Copper

"cutoff grade":
Deemed grade of mineralization, established by reference to economic factors, above which material is included in mineral resource or reserve calculations and below which the material is considered waste. May be either an external cutoff grade; which refers to the grade of mineralization used to control the external or design limits of an open pit based upon the expected economic parameters of the operation, or an internal cutoff grade which refers to the minimum grade required for blocks of mineralization present within the confines of a deposit to be included in resource or reserve estimates

"DME":	Department of Mineral and Energy Affairs, Republic of South Africa

"deposit":
A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved

"dore"	An unrefined bar of bullion containing an alloy of gold, silver and impurities.

"forward contract":	A contract obligating one party to buy and another other party to sell a financial instrument, equity, commodity or currency at a specific future date

"GBP"	Pounds sterling, the currency of the United Kingdom.

"g/tonne" or "g/t":	Grams per metric tonne

"gold equivalent":	Silver converted to equivalent ounces of gold using a conversion ratio that is dependent on gold and silver prices and recoveries

"ha":	Hectares

"heap leaching":
A method of gold extraction in which mineralized material is heaped on an impermeable pad and diluted sodium cyanide solution is applied to the material. The gold is dissolved out of the material as the solution percolates down through the heap, the pregnant solution is collected from below the heap and the gold is precipitated from the pregnant solution in vessels or columns containing activated carbon or zinc powder

"inferred mineral resource":
That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes

"indicated mineral resource":
That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed

"LIBOR":	London Inter Bank Offered Rate

"long hole stoping":
A mining method involving drilling of long holes (up to 30 metres) into the orebody and then blasting a slice rock into an open chamber. The broken rock is then extracted leaving the chamber free for the next round of blasting

"Ml":	Megalitres

"mts":	Million tonnes

"measured mineral resource":
That part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity

"mineral reserve":
The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined and processed

"mineral resource":
A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge

The term "mineral resource" covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase "reasonable prospects for economic extraction" implies a judgement by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A mineral resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions, might become economically extractable

"mineralization":	A natural aggregate of one or more metallic minerals

"ore":	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably separated

"oz/ton":	Troy ounces per short ton

"ozt":	Troy ounces

"porphyritic":	Rock texture in which one or more mineral has a larger grain size than the accompanying minerals

"porphyry deposit":	A disseminated and stockworked, veined mineral deposit closely associated with felsic intrusives

"preg robbing":
When leaching ore, a dilute cyanide solution is used to dissolve the gold to produce a "pregnant solution". When carbon mineralization is present in the ore it may have the ability to re-absorb some of the gold from the pregnant solution. This process is referred to as "preg robbing"

"probable mineral reserve":
The economically mineable part of an indicated, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified

"proven mineral reserve":
The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified

"put option":
An option contract that gives the holder the right to sell a certain quantity of an underlying security or commodity to the writer of the option, at a specified price (strike price) up to a specified date (expiration date). Also called a "put"

"Qualified Person":	An individual who, in accordance with National Instrument 43-101:

	(a)	is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;

	(b)	has experience relevant to the subject matter of the mineral project and the technical report; and

	(c)	is a member in good standing of a recognized professional association

"RoM":	Run of mine

"SAMREC"	South African Code for Reporting Mineral Resources and Reserves

"stockwork":	Small veins of mineralization that have so penetrated a rock mass that the whole rock mass can be considered mineralized

"stripping ratio":	The ratio of waste material to ore that is experienced in open pit mining an orebody

"tpm":	Tonnes per month

"TSX":	Toronto Stock Exchange

"TSX Venture":	TSX Venture Exchange (formerly Canadian Venture Exchange)

"US$":	United States dollar

" veld":	Open grassland in South Africa

"ZAR" or "Rand":	South African Rand, the currency of the Republic of South Africa

PRELIMINARY NOTES

Incorporation of Financial Statements, Management Discussion and Analysis, and Management Proxy Circular

The consolidated financial statements for the Company for the year ended December 31, 2003, together with the accompanying auditors' report thereon and Management Discussion and Analysis (all as contained in the Company's Annual Report for 2003) and the most recent Management Proxy Circular of the Company dated May 14, 2004 are incorporated by reference and form part of this renewal annual information form (the "Annual Information Form"). All such documents are available under the Company's name at www.sedar.com.

Currency and Metric Equivalents

Effective January 1, 1996, the United States dollar was adopted as the reporting currency and currency of measurement of the Company. The Company frequently raises equity financing in Canadian dollars ("Cdn$") and, as a result of the recent acquisition of the Petrex Mines in South Africa, the Company is also exposed to the currency fluctuations of the South African Rand ("ZAR" or "Rand"). All dollar amounts in this Annual Information Form are expressed in United States dollars unless otherwise indicated. For comparison purposes, the December 31, 2003 closing rate of 6.5863 ZAR to the US dollar was used to convert ZAR to US dollars unless otherwise noted.

The following table sets forth the Canadian dollar expressed in United States dollars and the United States dollar expressed in South African Rand at the end of each year and the average, high and low exchange rates during the year indicated.

For the year ended December 31
	2003		2002		2001
	ZAR/	US$/	ZAR/	US$/	ZAR/	US$/
	US$	CDN$	US$	CDN$	US$	CDN$
Closing	6.5863	0.7713	8.5850	0.6339	12.0000	0.6278
Average	7.5303	0.7135	10.5176	0.6368	8.6093	0.6456
High	9.0313	0.7789	12.4700	0.6654	13.6000	0.6696
Low	6.2263	0.6338	8.5850	0.6179	7.5025	0.6237

All financial information in this Annual Information Form is prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The material differences between Canadian and US GAAP and their effect on the Company's consolidated financial information are summarized in Note 17 of the notes to the consolidated financial statements of the Company for the fiscal year ended December 31, 2003.

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by

Acres	Hectares	0.404686

Feet	Metres	0.30480

Miles	Kilometres	1.609344

Tons	Tonnes	0.907185

ounces (troy)/ton	Grams/tonne	34.2857

To convert from Imperial	To metric

1 mile =	1.609 kilometres

1 yard =	0.9144 metre

1 acre =	0.405 hectare

1 U.S. gallon =	3.785 litres

1 barrel =	35 Imperial gallons or 42 U.S. gallons

2,204 pounds =	1 tonne (metric)

2,000 pounds/1 short ton =	0.907 tonnes

1 ounce (troy)/ton =	34.2857 grams/tonne

1 Imperial gallon =	4.546 litres

Forward-Looking Statements/Reserves

Certain of the statements made and information contained in this Annual Information Form and in the documents incorporated by reference herein may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States, including statements concerning the Company's plans at its Julietta, Petrex, Refugio, Aldebaran/Cerro Casale, Kupol and other mineral properties, which involved known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including without limitation, risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, metal recoveries, accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, political risks involving operations in Russia, Chile, South Africa and other countries and the policies of other nations towards companies doing business in these jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risks Factors in this Annual Information Form as well as in the Management's Discussion and Analysis incorporated by reference into this Annual Information Form. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements in this release include statements regarding the expectations and beliefs of management, the assumed long-term price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates in future expected production, anticipated future capital and operating costs, and the potential of the Company's properties and expectations of growth. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's disclosure filed with the securities regulatory authorities. Readers are advised not to place undue reliance on forward-looking statements.

The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in the Company's disclosure are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as they may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission ("SEC") Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms "Mineral Resource" "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in the Company's disclosure are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

ITEM 1: Corporate matters

Name and Incorporation

Bema Gold Corporation ("Bema" or the "Company") was formed by the amalgamation under the Company Act (British Columbia) of three British Columbia publicly traded mineral exploration companies, Amir Mines Ltd., Normine Resources Ltd. and Bema International Resources Inc., effective December 5, 1988.

On July 19, 2002, following shareholder approval, the Company elected to continue its corporate jurisdiction as a federal corporation under the Canada Business Corporations Act ("CBCA") and ceased to be a British Columbia company. On July 19, 2002 as part of the continuance under the CBCA, the Company's constating documents were amended to increase the authorized capital from 300,000,000 common shares without par value to an unlimited number of common shares without par value. On April 16, 2003, the By-Laws of the Company were amended by resolution of the Board of Directors to remove staggered terms for the election of directors and to have the directors resign each year and stand for re-election at the Company's annual general meeting of shareholders.

The registered office of the Company is located at Suite 3350, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49222,Vancouver, British Columbia, V7X 1L2 and its head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1. The Company also has offices in Hamilton, Bermuda; Santiago, Chile; Magadan, Russia; and Johannesburg, South Africa.

Intercorporate Relationships

The Company presently carries on its material business operations in large part through the following principal subsidiaries and other investee companies:

	Jurisdiction of	% Owned Directly or
Name	Incorporation	Indirectly by Bema (1)
Bema Gold (Bermuda) Ltd.	Bermuda	100%
BGO (Bermuda) Ltd.	Bermuda	100%
Minera Bema Gold (Chile) Limitada	Chile	100%
Compania Minera Maricunga	Chile	50%
Compania Minera San Damian	Chile	100%
Compania Minera Casale	Chile	24%
Bema Gold (US) Inc.	Nevada	100%
Yarnell Mining Company	Delaware	100%
Arian Resources Limited	Barbados	100%
Omsukchansk Mining and Geological Company ("OMGC")	Russia	79%
Arizona Star Resource Corp.	British Columbia	5%(2)
Consolidated Puma Minerals Corp.	British Columbia	62%(2)
Victoria Resource Corporation	British Columbia	31% (2)
Consolidated Westview Corporation	British Columbia	44%(3)
White Ice Ventures Limited	British Virgin Islands	100%
Kupol Ventures Limited	Cyprus	100%
Chukotka Mining & Geological Company	Russia	30%(4)
EAGC Ventures Corp.	Ontario	100%
Chimera Mines and Minerals Corp.	Cayman Islands	100%
Bema South Africa (Pty) Ltd.	South Africa	100%
Petrex (Proprietary) Ltd. ("Petrex")	South Africa	100%

(1)	As of May 19, 2004.
(2)	Publicly traded on the TSX Venture.
(3)	Publicly traded on the NEX Board of the TSX Venture.
(4)	Bema has the option to acquire up to 75%.

The Company's principal mineral properties, Julietta, Petrex, Refugio, Aldebaran and Kupol, are held through the following principal subsidiaries:

(1)	Remaining 50% held by Kinross Gold Corporation.
(2)	51% held by Placer Aldebaran (Caymans) Limited, 25% held by Arizona Star Resources (Bermuda) Limited.
(3)	Remaining 21% held by Russian shareholders of OMGC.
(4)	Bema has option to acquire up to 75% interest.
(5)	Held through a number of wholly-owned South African subsidiaries.

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The Company is a Canadian mining company engaged in the mining and production of gold and silver, and the acquisition, exploration, and development of precious metal properties principally in the Russian Federation, South Africa, Chile and Canada. The Company's principal assets are: its two operating gold mines, the 79% owned Julietta Mine in Russia and the 100% owned Petrex Mines in South Africa; as well as its 50% interest in the Refugio Mine expected to recommence production in the fourth quarter of 2004; its 24% interest in the Aldebaran property in Chile which includes the large development stage Cerro Casale gold-copper deposit; and its right to acquire up to a 75% interest in the Kupol property, a development stage gold-silver deposit in Russia. The Company's growth strategy is to increase gold production through the advancement of existing development projects and to seek other exploration and development acquisitions that can be readily financed in current market conditions. The following is a discussion of the general development of the Company's business, particularly over the last three years, and the major events or conditions that have influenced that development.

The Company's 50% owned Refugio Mine, an open pit, heap leach gold mine in Chile, is held in a joint venture with Kinross Gold Corporation ("Kinross"), through jointly owned Compania Minera Maricunga ("Maricunga") and Kinross is the operator. In 2001 the joint venture agreed to cease active mining operations due to a low gold price and a requirement for significant additional capital to build new leach pads. Maricunga has continued residual leaching of the leach pads on a seasonal basis. In December 2003 the joint venture approved a recommencement of mining operations at the Refugio Mine based on higher gold prices and a successful drilling program that expanded proven and probable reserves resulting in an extended nine year mine life. Completion of a construction retrofit and recommencement of mining at the Refugio Mine is scheduled for the fourth quarter of 2004.

The Cerro Casale deposit is held by Compania Minera Casale ("CMC"), a Chilean contractual mining company owned indirectly by the Company (24%), Placer Dome Inc. ("Placer Dome") (51%) and Arizona Star Resource Corp. (25%). Under a Shareholders Agreement completed in January 1998 and amended in 2003, Placer Dome holds its 51% interest subject to certain ongoing requirements. Placer Dome can maintain its 51% interest by arranging up to $1.3 billion of production financing and commencing construction of the mine. In 2003, improving metals prices led to Placer Dome Technical Services Limited ("PDTS") updating the feasibility study on the Cerro Casale deposit which was previously completed in 2000. CMC is now in discussions with potential lenders and examining a range of financing options to identify terms and conditions that would produce an acceptable financing structure and enable a decision on project development .

Gold and silver production at the Company's 79% owned Julietta Mine, an underground gold-silver mine in Russia, commenced in September, 2001 and commercial production was achieved effective December 1, 2001. The Julietta Mine has now completed two full years of operations and 2003 saw production increase by 8.5% and operating costs decrease by 7% over 2002.

On December 18, 2002, the Company announced that it had completed the terms of a definitive agreement with the Government of Chukotka, an autonomous Okrug (region) in northeast Russia, to acquire up to a 75% interest in the Kupol gold and silver property. The Company can acquire a 75% interest on the following basis: (i) an initial 20% interest by paying $8 million cash (paid in December, 2002) and expending a minimum of $5 million on exploration on the Kupol property by December, 2003 (expended); (ii) a further 10% interest by paying $12.5 million by December, 2003 (completed); (iii) an additional 10% interest by paying $10 million in cash and expending an additional $5 million on exploration by December, 2004; and (iv) the final 35% interest by completing a bankable feasibility study and by paying $5.00 per ounce for 75% of the gold identified in the proven and probable reserve categories in the feasibility study (within 90 days of the completion of the feasibility study). Upon commencement of mine construction, the Company will pay a further $5.00 per ounce of gold for 75% of the ounces identified in the proven and probable reserves contained in the feasibility study. The Company has been intensively exploring the Kupol property, in which it currently owns a 30% interest and is fast-tracking the project towards a planned 2008 commencement of production, subject to completion of feasibility studies and financing.

On February 14, 2003, the Company completed a business combination by way of Plan of Arrangement (the "Arrangement") with EAGC Ventures Corp. ("EAGC") whereby Bema acquired all of the issued and outstanding common shares of EAGC. As a result, Bema now holds a 100% interest in the Petrex operating gold mines and related assets (the "Petrex Mines") owned by Petrex (Pty) Limited ("Petrex") in South Africa which EAGC had purchased in the fall of 2002. On completion of the Arrangement with EAGC, the Company issued 62,854,305 Common Shares in exchange for the same number of issued and outstanding EAGC shares and also assumed 25,361,750 EAGC share purchase warrants (now exercisable into the same number of Bema Common Shares) and exchanged 1,250,000 stock options of EAGC for a like number of Bema stock options.

EAGC had acquired the South African gold mining assets of Petra Mining Ltd. ("Petmin") through the purchase of all of the issued and outstanding shares and debt of Petmin's wholly owned subsidiary Petrex in October, 2002. The purchase price paid by EAGC to Petmin for the acquisition totalled $67 million. In order to complete the $67 million acquisition of Petrex, EAGC completed a $40 million equity financing and arranged a $35 million loan facility and a $5 million working capital facility from Standard Bank London. On completion of the Arrangement, the two loan facilities remained with Bema South Africa (Pty.) Ltd., a wholly owned subsidiary of EAGC. The Company has not guaranteed the loan facilities.

In 2004, the Company will be focusing on continuing to expand the existing resources and reserves at the Julietta Mine, optimizing the mining and processing operations at the Petrex Mines with a view to increasing production and reducing operating costs and recommencing active mining and gold production at the Refugio Mine. The Company also intends to aggressively advance exploration and feasibility work on the Kupol property, on which a high grade inferred gold resource has been outlined and also to commence site development and equipment procurement in preparation for completion of a feasibility study and, subject to financing, planned commencement of mine construction in 2005. In addition, Placer Dome, as operator of the Cerro Casale project, is advancing this project by way of updating the feasibility study it had completed in 2000 and is evaluating a range of financing options to identify terms and conditions that would produce an acceptable financing structure and enable a decision on project development. Placer Dome's quarterly obligation to deliver a certificate respecting the financeability of Cerro Casale has been deferred to June 30, 2004.

The Company's material property interests are described in more detail under Item 3 below.

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of Bema's operations and industry which may have a material impact on, or constitute risk factors in respect of, Bema's future financial performance and are generally beyond the control of Bema.

Gold Price Volatility

Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control including industrial and retail demand, central bank lending, sales and purchases of gold, forward sales of gold by producers and speculators, levels of gold production, short-term changes in supply and demand because of speculative hedging activities, confidence in the global monetary system, expectations of the future rate of inflation, the strength of the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and global or regional political or economic events.

The profitability of the Company's operations is directly related to the market price of gold. If gold prices decline for a substantial period below the cost of production of any or all of the Company's operations, it may not be economically feasible to continue production at such sites. This would materially and adversely affect production, earnings and the Company's financial position. A decline in the market price of gold may also require the Company to write-down its mineral reserves which would have a material and adverse effect on its earnings and financial position. Should any significant writedown in reserves be required, material writedowns of the Company's investment in the affected mining properties plus increased amortization and asset retirement obligation charges may be required. Further, if revenue from gold sales declines, the Company may experience liquidity difficulties. This may reduce its ability to invest in exploration and development which would materially and adversely affect future production, earnings and the Company's financial position.

The Company's current hedging policy, approved by the Board of Directors, gives management the discretion to commit up to 50% of the Company's planned production for up to three years. Management is authorized to use any combination of spot, forward, spot deferred forwards and put or call options. From time to time the Issuer uses derivative financial instruments to mitigate risks arising from commodity, interest rate and foreign exchange rate fluctuations. The effectiveness of certain derivative financial instruments in mitigating these risks may vary and consequently the Issuer's reported results may be subject to significant volatility associated with the changes in fair value of such instruments. In addition, the timing of recognition of changes in the fair market value of these derivative instruments may not correspond with the timing of the realisation of the related risks being managed.

Production Estimates

The Company prepares estimates of future gold production for its various operations. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse effect on any or all of its future cash flows, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.

The Company's actual production may vary from its estimates for a variety of reasons, including, actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, blizzards, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagants, water, equipment parts and lubricants; labor shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production. Each of these factors also applies to the Company's sites not yet in production and to operations that are to be expanded. In these cases, the Company does not have the benefit of actual experience in verifying its estimates, and there is a greater likelihood that actual production results will vary from the estimates.

It is not unusual in new mining operations to experience unexpected problems during the start-up phases. Depending on the price of gold or other minerals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.

Mine Development

The Company's ability to sustain or increase its present levels of gold production is dependent upon the successful development of new producing mines and/or identification of additional reserves at existing mining operations. If the Company is unable to develop new ore bodies, it will not be able to sustain present production levels. Reduced production could have a material and adverse impact on future cash flows, results of operations and financial conditions.

Feasibility studies are used to determine the economic viability of a deposit. Many factors are involved in the determination of the economic viability of a deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates and the estimate of future gold prices. Capital and operating cost estimates are based upon many factors, including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of the gold from the ore and anticipated environmental and regulatory compliance costs. Each of these factors involves uncertainties and as a result, the Company cannot give any assurance that its development or exploration projects will become operating mines. If a mine is developed, actual operating results may differ from those anticipated in a feasibility study.

Estimates of Reserves, Mineral Deposits and Production Costs

Although the ore reserve and mineral resource figures included herein have been carefully prepared by Bema, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold from ore reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral resources and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. There can be no assurance that gold recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale heap leaching. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects. Ore reserves are reported as general indicators of mine life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Risks of Development, Construction and Mining Operations and Uninsured Risks

Bema's ability to meet production, timing and cost estimates for properties cannot be assured. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in developing properties. Such delays could materially adversely affect the financial performance of Bema.

The business of gold mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards. Such occurrences may delay production, increase production costs or result in liability. Bema has insurance in amounts that it considers to be adequate to protect itself against certain risks of mining and processing. However, Bema may become subject to liability for hazards which it cannot insure against or which it may elect not to insure against because of premium costs or other reasons. In particular, Bema is not insured for environmental liability or earthquake damage.

Future Capital Requirements

As of December 31, 2003, the Company had cash and cash equivalents of approximately $30.8 million. Subsequent to year end, the Company completed an offering of $70 million of Convertible Notes. The Company intends to use these funds together with future cash flow from operations to finance the cost of recommencement of production at the Refugio Mine, to fund its other planned exploration and development work and for general corporate purposes. The Company estimates that planned capital expenditures and funds for exploration in 2004 will total approximately $115 million. The Company does not currently have sufficient funds to carry out all its planned capital and exploration expenditures and will need to raise additional funds through either equity or debt in 2004. The Company is in discussions with lenders with respect to a $60 million bridge loan facility for the Kupol project in order to fund development activities.

The Company may have other additional capital or exploration funding requirements to the extent it decides to develop other properties or makes additional acquisitions. The Company may also encounter significant unanticipated liabilities or expenses. The Company's ability to continue its planned exploration and development activities depends in part on its ability to generate free cash flow from its operating mines, each of which is subject to certain risks and uncertainties. The Company may be required to obtain additional financing in the future to fund exploration and development activities or acquisitions of additional projects. The Company has historically raised capital primarily through equity financing and in the future may raise capital through equity or debt financing, joint ventures or other means. There can be no assurance that the Company will be able to obtain the necessary financing in a timely manner, on acceptable terms or at all.

Title Matters

Only a small number of the mineral tenures in which Bema has an interest are held under governmental lease or patent. Accordingly, other parties may dispute Bema's title to its mining interests.

While Bema has diligently investigated title to all mineral tenures and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Currency Fluctuations

Bema maintains its accounts in US dollars. Bema's operations in Chile, Russia and South Africa make it subject to foreign currency fluctuations and such fluctuations may materially affect Bema's financial position and results. In 2003, the strength of the Rand relative to the US dollar materially adversely affected operating results at the Petrex Mines.

Estimates and assumptions employed in the preparation of financial statements

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company's accounting policies are described in Notes 1 and 2 to its consolidated financial statements incorporated by reference herein. The Company's accounting policies relating to work-in-progress inventory valuation, depreciation and amortization of mineral property, plant and equipment, and asset retirement obligations are critical accounting policies that are subject to estimates and assumptions regarding reserves, recovery rates, future gold prices and future mining activities.

The Company records the cost of mining ore stacked on its leach pads as work-in-progress inventory, and values work-in-progress inventory at the lower of cost or estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used in the valuation of work-in-progress inventories includes estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company's earnings and working capital.

The Company records mineral property acquisition costs and mine development costs at cost. In accordance with Canadian generally accepted accounting principles, the Company capitalizes pre-production expenditures net of revenues received, until the commencement of commercial production. A significant portion of the Company's mineral property, plant and equipment are depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the price of gold or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of its mineral property, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company's earnings and net assets. In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment, which would reduce the Company's earnings and net assets.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. The Company's asset retirement obligations consist primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for earthworks, including detoxification and recontouring, revegetation, water treatment and demolition. In determining the estimated costs, the Company considers such factors as changes in laws and regulations and requirements under existing permits. Such analyses are performed on an ongoing basis. In calculating the fair value of the Company's asset retirement obligations, management used a credit adjusted risk-free rate applicable to each geographic location. If these estimates of costs prove to be inaccurate, the Company could be required to increase its asset retirement obligation, increase the amount of future reclamation expense per ounce, or both, all of which would reduce the Company's earnings and net assets.

Insurance Coverage

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining and monetary losses and possible legal liability.

The Company's policies of insurance may not provide sufficient coverage for losses related to these or other risks. The Company's insurance does not cover all risks that may result in loss or damage and may not be adequate to reimburse the Company for all losses sustained. In particular, the Company does not have coverage for many environmental losses. The occurrence of losses or damage not covered by insurance could have a material and adverse effect on the Company's cash flows, results of operation and financial condition.

Foreign Countries and Environmental Regulatory Requirements

Bema's most important assets are located in Russia, South Africa and Chile and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of Bema and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

The mineral exploration activities of Bema are affected in varying degrees by political stability and government regulations relating to foreign investment and the mining business. Changes in these regulations or shifts in political attitudes are beyond the control of Bema and may adversely affect its business.

The Company's current and potential mining and processing operations and exploration activities in Russia, Chile, South Africa and Canada are subject to various federal, state and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.

The Company uses hazardous chemicals such as dilute solutions of sodium cyanide in its heap leaching and other recovery processes and must operate in accordance with government regulated environmental standards. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

To the best of the Company's knowledge, the Company is operating in compliance with all applicable environmental regulations.

Russia

Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in OMGC's activities, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund. OMGC's right to exploit the Julietta licence area is subject to various reporting requirements. Environmental impact studies may be required for some operations, and significant fines and clean-up responsibilities may be assessed for companies causing damage to the environment in the course of their activities.

Julietta Deposit Area Restrictions

Under the terms of applicable legislation and the terms of the Julietta licence, such licence may be terminated in whole or in part in certain circumstances if OMGC fails to discharge certain obligations.

Julietta Licence Matters

The Julietta licence confers upon OMGC the right to explore, develop and mine the Julietta deposit and the Julietta licence area. There are certain irregularities relating to the Julietta licence which may, if certain proceedings are instituted and are successful, adversely affect OMGC's interest in the Julietta licence, including adverse changes to the terms of the Julietta licence (such as a possible reduction in the term of the Julietta licence) or the possible termination of the Julietta licence. OMGC has taken, and will continue to take, all available steps to protect its interest in the Julietta licence. Based on the documented support of various levels of the Russian government, OMGC believes that it is unlikely that OMGC's interest in the Julietta licence will be impugned or materially adversely affected. However, the consequences of various irregularities affecting many Russian mineral properties, including those affecting the Julietta licence, are uncertain given the current political situation and uncertain legal environment in Russia. As well, there is a risk that the Russian governmental authorities may take arbitrary actions against licence holders, whether due to licence irregularities or otherwise.

Russian Political Environment

There can be no assurance that industries deemed of national or strategic importance like mineral production will not be nationalized. In addition, the Magadan regional government's current policy of encouragement of foreign investment may change, renationalization of the gold mining industry may occur, or other government limitations, restrictions or requirements not at present foreseen, may be implemented. Changes in policy that alter laws regulating mineral concessions or other mineral rights could have a material adverse effect on OMGC. There can be no assurance that the assets of OMGC will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body. While there are provisions for compensation and reimbursement of losses to investors under such circumstances, there can be no assurance that such provisions would be effective to restore to OMGC the market value or value of the original investment.

Possible political or economic instability in the Russian Federation and the Magadan region may result in the impairment or loss of mineral concessions or other mineral rights, and may adversely affect the Company and its ability to carry on business in Russia. Taxes and other fiscal measures and customs and other import regulations are particularly susceptible to revision in reaction to political changes and the pressure on the Russian Government to generate revenue or to conserve hard currency.

Uncertain Legal Environment in Russia

Among other things, the current legal environment is characterized by poorly-drafted and inconsistent legislation, gaps where legislation is not yet available, and uncertainty in application due to frequent policy shifts and lack of administrative experience.

Russian laws often provide general statements of principles rather than specific guide to operations and government officials may be delegated or exercise broad authority to determine matters of significance to the operations and business of OMGC. Such authority may be exercised in an unpredictable way and effective appeal processes may not be available. In addition, breaches of Russian law, especially in the areas of currency control, may involve severe penalties and consequences regarded as disproportionate to the offence.

Exploration for and extraction of minerals in the Russian Federation is governed by the Law on the Subsurface and the Precious Metals Law. Given the fact that the legislative scheme and the regulatory bodies governing this scheme are of relatively recent origin, the law has been subject to varying interpretations and inconsistent application. Therefore, it can be difficult to determine with certainty in any given instance the exact nature of legal rights possessed by persons using the subsoil.

There are uncertainties in conclusively determining all necessary information about required permits, approvals and licences, and there is no comprehensive index or system for determining all relevant legislation. As well, the Russian legal system is a civil law system, and legal precedents are not of the same determinative nature as in a common law system. Additionally, officials often interpret regulations in an arbitrary or unpredictable way, and this extends to most areas of regulation. There can be no assurance that OMGC has complied with all applicable laws or obtained all necessary approvals in Russia. There can be no assurance that laws, orders, rules, regulations and other Russian legislation currently relating to OMGC's investment in the Russian Federation will not be altered, in whole or in part, or that a Russian court or other authority will not interpret existing Russian legislation, whether retroactively or otherwise, in such a way that would have an adverse impact on OMGC.

In general, there remains great uncertainty as to the extent to which Russian parties and entities, particularly governmental agencies, will be prepared to respect the contractual and other rights of the non-Russian parties with which they deal and also as to the extent to which the rule of law has taken hold and will be upheld in the Russian Federation. Procedures for the protection of rights, such as the taking of security, the enforcement of claims and proceedings for injunctive relief or to obtain damages are still relatively undeveloped in the Russian Federation. Accordingly, there may be greater difficulty and uncertainty in respect of OMGC's abilities to protect and enforce its rights (including contractual rights). There can be no assurance that this will not have a material adverse effect upon the Company.

Russian Taxation Risks

Taxes payable by gold producers in Russia to federal, regional and local budgets include profit taxes, value added tax, tax for extracting minerals and other miscellaneous taxes. They include the following major taxes:

Profits tax - On January 1, 2002, the profit tax was reduced from 35% to 24%, of which 5%, 17% and 2% is currently payable to federal, regional and local governments, respectively. Russian legislation provide for certain exemptions from profits tax, which include charter capital contributions, use of funds for capital investments and transfer of funds free of charge from foreign investors to finance capital investments of production designation, conditional upon their use within one year of receipt.

Value added tax (VAT) - As of January 1, 2004, the rate of VAT is reduced from 20% to 18% which is wholly transferable to the federal budget in the year 2004. VAT is also charged by custom authorities for the import of goods into the territory of Russia. The rates of import VAT are the same as the rates of VAT applicable to the sale of goods in Russia. The most important exemptions from import VAT include the import by foreign investors of technological equipment as charter capital contributions to a Russian company. Import VAT is offsettable once the goods are accounted for on the books of the recipient.

Miscellaneous taxes - There are also some other regional and local taxes and royalties, which include property tax, and taxes transferred to the road fund. The current rate of tax for extracting minerals is 6% of the sales value for gold and 6.5% of the sales value for silver. The rate of these taxes may change, other taxes may be introduced and exceptions previously available or believed to be available may cease to be so or proved not to have been available, which in each case may have a material and adverse effect on the business of the Company.

In July 1999, the Law on Special Economic Zone of the Magadan Region came into force, in accordance with which companies registered in the territory of the Special Economic Zone ("SEZ") are exempted from that part of all taxes which is transferred to the federal budget until the end of the year 2005. There is a difference of opinion on whether the tax exemptions provided by the above law are legal. The exemptions established by the Special Economic Zone Law, however, do not cover payroll taxes. Besides that, the above law establishes certain exemptions on payment of export and import customs duties. The Julietta Mine has benefited from the reduction in VAT to 8% on the importation of goods into Russia. Domestic goods purchased within the SEZ are currently subject to 18% VAT.

Restricted Rights to Sell Gold in Russia

Currently, under Russian legislation, the Federal Ministry of Finance (Gokhran) and regional authorities (regional funds for precious metals) have a preferential right to purchase gold and silver bullion bars directly and/or from the producers of precious metals. In the case of sales by producers to the Ministry of Finance (Gokhran) and/or regional authorities, such state agencies buy at prices that are based on international market prices. It should, however, be noted that usually there are serious delays in payment for domestic sales where the State is involved. In the case where entities that have a first priority right have not used such right, producers may sell gold and silver bars only to Russian authorized banks. The Company has obtained a waiver from Gokhran of Gokhran's rights to purchase precious metals produced by the Julietta Mine during the term of the existing project loans.

In addition to selling gold and silver bars on the domestic Russian market and provided that the above noted first priority right is waived annually, producers may export their gold and silver bullion bars through Russian authorized banks and/or directly to offshore purchasers.

Up to mid-July 2002, the Company sold gold to authorized Russian banks without any delays or problems. Since July 2002, the Company has been exporting its gold production and selling into world markets but there can be no assurance this will continue to be the case.

Currency Risks

Currently, 25% of foreign currency earnings from export sales must be converted into Russian roubles, but there can be no certainty how long these provisions and/or this level will remain in force. There can be practical difficulties and delays involved in seeking to remit funds from Russia.

In practice, foreign currency transactions in Russia are generally subject to strict controls. Exchange markets remain potentially illiquid and in the circumstances of less political and/or economic stability may not permit exchange at favourable rates. In the circumstances, the limited availability of foreign currencies would inflate their values relative to the Russian rouble and as a result the Russian Government may be unable to demonstrate any consistent enforcement of currency laws.

The Russian rouble is not convertible outside Russia and is not traded internationally. Although a market exists within Russia for the conversion of the Russian rouble into other currencies, that market is limited in size and is subject to certain restrictions.

Chile

Under the Chilean environmental law brought into effect in March 1994, all major projects require an "Environmental Permit" before commencing construction or production. Maricunga holds all required permits for the recommencement of mining and processing operations at the Refugio Mine.

Compania Minera Casale has obtained formal approval of an "Environmental Permit" for the Cerro Casale project. The Environmental Impact Study ("EIS") for Cerro Casale was approved by Chilean regulatory authorities by February 2002. In addition, Compania Minera Casale has secured water rights for the Cerro Casale project. Additional permits will be required to commence construction of a mine at Cerro Casale but regulatory requirements will primarily key off the EIS, as obtained.

Mining activities in Chile are regulated by Decree Law 72, which establishes the Mines Safety Code (Reglamento de Seguridad Minera). This document defines and regulates the general health and safety procedures that must be followed by all Chilean mines. Sernageomin is charged with ensuring compliance with the Safety Code through site visits by the Regional Mines Inspector.

Recently, the government of Chile announced its intent to send to Congress a legislative proposal that would, if passed, require increased contributions from the mining industry. The precise details of the change and the probability of its enactment are still uncertain. The initial announcement indicates a percentage royalty on gross sales up to 3 per cent with the percentage dependent on the level of the mine's operating margins. Draft legislation is expected to be introduced in Congress by the end of May. The nature of the proposed legislation will require a super majority of four-sevenths of the vote in both the Chilean House and Senate in order to pass. While many details are not yet known, if enacted, the legislation would have a cost impact on Cerro Casale and Refugio.

South Africa

Blesbok Pollution. The Blesbok is a river near Petrex's Grootvlei mine, which is contaminated from a number of sources. In May 1996 the Blesbok was contaminated with large amounts of red oxide emanating from Grootvlei, which resulted in serious pollution and an adverse environmental impact on the Blesbok, including its fauna and flora. This contamination has been the subject of numerous newspaper reports and resulted in local and international pressure. Grootvlei has been named as a source of Blesbok pollution since approximately 1996. As late as July 2001, red oxide was pumped into the Blesbok by Grootvlei. It is apparent from the various newspaper articles the Company has seen that there are significant concerns and that these concerns have been based on repeat occurrences of red oxide contaminates. Blesbok pollution may result in significant liabilities to the Petrex subsidiary that operates Grootvlei, which may extend to its directors in their personal capacity. Under South Africa's National Water Act, the consequence of further pollution could include criminal prosecution liability. The Company does not know the exact scope of these liabilities. The Company has also learned that the Marievale Bird Sanctuary and Wetland (the "Wetland") has expressed concern about a number of issues relating to the mining operations of Petrex, including contamination of the Wetland. Petrex currently treats all of the water pumped from the underground basin to remove the iron oxide before the water is discharged. Petrex has recently received a new water license that covers the next three years and the water quality criteria of the license are being met by the existing treatment plant.

Discrepancies. Bema's due diligence review of the mining rights of Petrex identified a number of discrepancies and errors in the documents evidencing such rights. In the Company's view, these are for the most part of a purely administrative nature and can be readily resolved, or are not material to the operations of Petrex.

Foreign Currency Risk Management: A strengthening South African Rand relative to the US dollar, as has been the case since mid 2002, significantly adversely affects operating costs at the Petrex Mines. As the majority of the Petrex Mines' operating and capital expenditures are Rand denominated, the Company has entered into Rand denominated put option contracts in order to mitigate currency fluctuations as required under the Petrex project loan agreement. However, as the Company reports in U.S. dollars, any appreciation or devaluation in the South African currency vis-à-vis the U.S. dollar would have a corresponding increase or decrease in reported revenue and costs, and may also result in unrealized foreign exchange gains or losses on the Rand denominated monetary assets and liabilities.

Corporate. Petrex and its subsidiaries have been in existence for many years, and during the course of their existence have undergone numerous alterations in their share capital, amendments to their founding documents, corporate reorganizations and have participated in other significant transactions which in some cases have not been well documented. It is not clear whether various obligations under historical agreements involving Petrex have been performed, or if various rights granted to Petrex under such agreements have been exercised or continue to exist. In some respects the minute books and other corporate records of Petrex and its subsidiaries are incomplete. Three of the Petrex subsidiaries were public companies with only one shareholder, a South African legal deficiency which has now been resolved by appointing additional nominee shareholders to the affected companies. While nothing has come to the Company's attention in conducting its due diligence to suggest there are any material outstanding obligations to which Petrex or its subsidiaries are subject or that there are any material corporate deficiencies, there can be no assurance that adverse consequences will not arise from these existing, or other as yet undiscovered, corporate deficiencies.

Insurance. Prior to the Arrangement, an insurance program was put in place for the Petrex operations in order to satisfy loan requirements. Coverages obtained include property, business interruption, crime, bullion and engineering insurance. Since the Petrex properties are new in the insurance market (negligible insurance prior to Arrangement), a formal asset valuation and risk management assessment is currently being completed. Bema will evaluate the results of the assessment and determine if insurance coverage is sufficient in terms of company policy.

New Mining Regulation. The Company, through Petrex and its subsidiaries, currently has a significant investment in mineral deposits in the Republic of South Africa. The South African government has passed legislation that will change the ownership and exploitation of mineral rights in South Africa. In particular, the legislation targets rights to mineral deposits not included in the boundary of existing mining authorizations or prospecting permits which are currently being exploited. This new legislation went into affect on May 1, 2004 and Petrex has five years from that date to complete the conversion of its mining rights. Petrex has been advised that it will be a competent applicant for the conversion of its mining rights as held under existing mining authorizations, to new mining rights contemplated by the new legislation and that such application for conversion should be successful provided that Petrex is actively mining the areas in question, that it indicates that it will continue to do so in terms of a mining work program to be submitted, and that it gives a suitable undertaking as to black economic empowerment objectives. The new mining rights will attract a state royalty that will be determined by a money bill that has not yet been finalized. The Company has been advised that it should not be subject to royalty payments until May 1, 2009.

Employment Issues. Of the Petrex group of companies, only Nigel, one of the subsidiary operating companies of the Petrex Mines has employees. Petrex itself, as an administrative company, also has employees. Underground mining at the Grootvlei, Nigel and Consmodder mines is performed by an independent mining contractor, JIC Mining Services (Pty) Limited ("JIC") and/or Jongingozi Mining Services (Pty) Ltd. ("JMS"), which employ their own employees. Open pit mining at Consmodder mines is performed by mining contractor Trollope Mining (Proprietary) Limited ("Trollope"), which also employ their own employees. The liabilities relating to employees tax, skills levies, unemployment contributions, Workmen's Compensation and other employee levies are all the direct responsibilities of the contractors. Petrex and Nigel had a total of 400 employees at year end, and are responsible for all of the above mentioned taxes, levies and contributions for that specific group of employees.

From time to time, Petrex will use labour brokers to supply additional manpower for specific projects, such as capital improvements in the process plant. Under recent amendments to South African legislation, the personnel provided by these labour brokers may be deemed to be employees of Petrex if they earn less than Rand 89,455 per annum, and Petrex can therefore be held responsible for the associated taxes, levies and contribution associated with their specific time worked for Petrex.

In terms of other legislation, the mining company may be held liable for all harm to third parties (including employees under the control of JIC, JMS and Trollope arising from the risks referred to in such legislation). For example, the Mine Safety and Health Act, 1996, provides that the General Manager at the Petrex Mines has the legal designation of 4.1, which means he is technically the "Employer" of everyone on site, and ultimately responsible that all aspects of the operation to be run in a safe manner and in accordance with established standards. As the "Employer" of all mines being actively worked he must:

  appoint one or more "Managers" with the qualifications as may be prescribed to be responsible for the day to day management and operation of the mine, and if more than one "Manager" is appointed, ensure that the "Manager's" functions do not overlap;
  supply the "Managers" with the means to perform their functions; and
  take reasonable steps to ensure that the "Managers" perform their functions.

Certain of the companies owned by Petrex are in contravention of various provisions of applicable employment and occupational safety legislation. It is possible that the contraventions may result in regulatory penalties, fines and/or imprisonment being assessed against Petrex, although in the Company's view any penalties would be minor and would not have a material adverse effect on the operations of Petrex.

Adequacy of Rehabilitation Funds. Pursuant to the most recent audit conducted in 2002 of the Audit of Environmental Management Programme Report (EMPR), Petrex currently has adequate mine rehabilitation and reclamation funds in trust. However, based on the requirement to reclaim areas not previously included in the rehabilitation estimates (slimes dams 1-3 and pits not concurrently reclaimed), the costs of conducting future rehabilitation and reclamation activities at the Petrex Mines will exceed the amounts currently placed in trust for such purpose, resulting in potential additional liability for rehabilitation costs upon closure of the mines. Petrex is currently in the process of re-evaluating final closure costs. Petrex is also in the process of updating the trusts to conform to the new Income Tax Legislation.

Title. The Company retained South African counsel to conduct due diligence respecting, among other things, whether Petrex holds its mining leases and other mining rights. The conclusion of such counsel was that Petrex holds such mining rights. While the Company has obtained what it regards as a high degree of comfort on title, it has not obtained a formal title report.

The Company, through Petrex and its subsidiaries, currently has a significant investment in mineral deposits in the Republic of South Africa. The South African government has passed legislation that will change the ownership and exploitation of mineral rights in South Africa. In particular, the legislation targets rights to mineral deposits not included in the boundary of existing mining authorizations or prospecting permits which are currently being exploited. This new legislation went into affect on May 1, 2004 and Petrex has five years from that date to complete the conversion of these mining rights. The Company has been advised that it will be a competent applicant for the conversion of its mining rights as held under existing mining authorizations, to new mining rights contemplated by the new legislation and that such application for conversion should be successful provided that the Company is actively mining the areas in question, that it indicates that it will continue to do so in terms of a mining work program to be submitted, and that it gives a suitable undertaking as to black economic empowerment objectives.

Reliance on Current Management Team

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management including Clive T. Johnson, President, Chairman and Chief Executive Officer, Roger Richer, Secretary, Vice President of Administration and General Counsel, Tom Garagan, Vice President of Exploration, Mark Corra, Vice President of Finance, George Johnson, Senior Vice President of Operations, Dennis Stansbury, Vice President of Production and Development and James Sullivan, Vice President of Russian Operations. Investors must be willing to rely to a significant extent on management's discretion and judgement. The Company does not have in place formal programs for succession of management and training of management. The Company does not maintain key employee insurance on any of its employees other than Clive Johnson. The loss of one or more of these key employees, if not replaced, could adversely affect the Company's operations.

Other Considerations

Employees

At December 31, 2003, the Company employed approximately 1,001 persons located as follows:

Location	Number

Vancouver - Head Office	69

Julietta Mine, Russia	467

Petrex Mine, South Africa	400

Refugio Mine, Chile	56

Kupol Property, Russia	8

Monument Bay Property, Canada	1

Total	1,001

The Company competes with other mining companies with the recruitment and retention of qualified employees. The employees at all mines are non-union. At the present time a sufficient supply of qualified workers is available for operations at each of the Company's mines and other projects. The continuation of such supply depends upon a number of factors, including principally, the demand occasioned by other projects. There can be no assurance that the Company will continue to be able to retain or attract qualified employees. There is a risk that increased labor costs could have a material adverse effect on its operating costs.

Legal Proceedings

The Company may become party to litigation or other adversary proceedings, with or without merit in a number of jurisdictions. The cost of defending such claims may take away from management item and effort and if determined adversely to the Company, may have a material and adverse effect on its cash flows, results of operation and financial condition.

Environment and Social Policies

Bema maintains a strong commitment to environmental, health and safety and social issues as an integral part of its business practices.

The management of these issues is recognized as a corporate priority, and requires they be fully considered during the decision-making process throughout the Company's activities and those of its subsidiaries. The corporate Environmental Policy, available on the Company's website at www.bemagold.com, states that all employees of Bema and its subsidiaries are expected to adhere to the intent as well as the letter of the policy, and all managerial staff, subsidiaries and contractors are expected to take responsibility for the policy and report any deviances.

Bema has an excellent track record of working with interested and affected parties at its operations and projects, and routinely engages in the following activities at its facilities:

  public consultation and disclosure;
  stakeholder meetings to respond to specific issues;
  regulatory audits and resolution of any outstanding issues or concerns;
  charitable work within the community; and
  community development through economic activities.

At the Petrex Mines operation, Bema has initiated a rehabilitation program to reduce the ingress of surface water to the underground mining basin, and thus reduce the volume of extraneous mine water that is discharged on a daily basis from the Grootvlei mine. The program is also improving the environmental health of an internationally recognized wetland area, and reducing long-term requirements for water treatment.

Social initiatives at Petrex include projects that help some of the most disadvantaged secure a better future. The Company sponsors the "Our Nest" program, which has provided housing for disabled children, and supports the creation of job opportunities for the disadvantaged. At Julietta, Bema donated more than five million rubles to local causes in 2003, which included charitable contributions to help with the construction of a church in Magadan, support for the Omsukchansk Association for Indigenous Persons and various cultural activities.

ITEM 3: NARRATIVE DESCRIPTION OF THE BUSINESS

Overview

The Company is a Canadian mining company engaged in the mining and production of gold and silver and the acquisition, exploration and development of precious metals properties principally in the Russian Federation, South Africa, Chile and Canada.

Its principal assets are: a 79% interest in the Julietta Mine, a gold and silver underground mine in Russia; a 100% interest in the Petrex underground and open pit gold mines, South Africa; a 50% interest in the Refugio Mine in Chile, a previously producing open pit, heap leach gold mine which is expected to recommence production in the fourth quarter of 2004; a 24% interest in the Aldebaran property, which includes the Cerro Casale deposit, a large, development stage gold-copper deposit in Chile; and a right to acquire up to a 75% interest (30% now held) in the development stage Kupol gold and silver project in northeast Russia.

In addition, the Company holds the following interests or rights to acquire interests in three other significant precious metals properties: (i) a 70% interest in a property with gold production potential at Monument Bay, Manitoba, Canada; (ii) the 100% owned Quebrada gold property in Chile; and (iii) the 100% owned Yarnell gold property in Arizona. Through affiliated companies Consolidated Puma Minerals Corp. (62% owned) and Victoria Resources Corporation (31% owned), the Company also has indirect interests in the East Pansky platinum-palladium exploration property in Russia and the Mill Canyon and related gold exploration properties in Nevada, respectively.

At the Company's two current operating mines, Julietta and Petrex, the primary production method used is underground mining and conventional mill processing, although open pit mining is also used at the Petrex Mines in South Africa. When the Refugio Mine recommences operations, scheduled for the fourth quarter of 2004, the mining method used will be open pit and processing will be by heap leach extraction. The Company has mines in Russia and South Africa and development projects in Chile and Russia. Information regarding operating segments and the geographical location of assets can be found in Note 16 of the consolidated financial statements of the Company that are incorporated by reference herein.

Uses of Gold

Gold bullion is used as an investment as well as in product fabrication, primarily jewellery, but with additional applications in electronics, dentistry, official coins, medallions and other industrial uses.

Gold Sales

The doré produced by the Company at its Julietta and Petrex mines is further refined by third party refineries before being sold as bullion (99.99% pure gold). The gold bullion is either sold at the spot price or delivered against existing forward sales, call option or put option contracts to one of the various precious metals merchants. For more information on the Company's hedging arrangements, see the discussion under "Risk Factors – Gold Price Volatility" above.

OPERATING MINES

Julietta Gold Mine, Magadan, Russia

Russian - Economic and Political Environment

Russia has been undergoing a substantial political transformation from a centrally controlled command economy under communist rule to a pluralist market-oriented democracy. Since the initial election of President Putin in 2000 this transformation and liberalization has continued and while there can be no assurance that this political and economic transition will continue or be maintained, the Company believes the current environment in Russia is conducive to pursuing opportunities within the gold sector.

Over the last five years there have been some key changes in the Russian gold industry which the Company believes have created a favourable environment for exploring and developing gold mines in Russia.

Some of these key changes are:
  devaluation of the rouble in 1998;
  the licencing in 1998 of Russian commercial banks to export gold;
  the reduction of corporate tax rates from 35% to 24% and income tax rates from 35% to 13%;
  legislative and regulatory initiatives by the Putin administration;
  the ending of the 5% export duty on gold sales in 2002; and
  elimination of the 6.5% export duty on silver sales in 2002.
Acquisition

Bema acquired its 79% interest in Omsukchansk Mining and Geological Company ("OMGC"), the Russian operating company which owns the Julietta Mine by way of a business combination, effected through a statutory plan of arrangement (the "Arian Arrangement") with Arian Resources Corporation ("Arian") which completed on June 28, 1998. The remaining 21% interest is owned by Russian shareholders of OMGC.

Under the terms of the Arian Arrangement, each shareholder of Arian received one common share of Bema (a "Bema Common Share") for every 3.3 common shares of Arian held. Bema issued approximately 10 million Bema Common Shares upon completion of the Arian Arrangement. Bema also elected to issue additional Bema Common Shares in satisfaction of certain debts of Arian. In connection with the Arian Arrangement, indebtedness of $1,667,000 owed by Arian to Dragon Management International Services Limited, Dragon Capital Corporation Limited and Endeavour Financial Ltd. ("Endeavour") was satisfied by the issuance of an aggregate of 776,016 Bema Common Shares.

Endeavour also acted as the financial advisor to Arian with respect to the Arian Arrangement for which Endeavour was issued Bema Common Shares to satisfy its fee of $330,000. Mr. Neil Woodyer, a director of the Company, is a managing director of Endeavour and is Chief Executive Officer of Endeavour Financial Corporation, the parent company of Endeavour.

Property Description and Location

The Julietta Mine, an underground gold and silver mine and conventional milling operation in which the Company holds a 79% indirect interest, lies within the 110 square kilometre core Julietta Licence area. The Julietta project is located in the Omsukchansk District, Magadan region, in the far eastern portion of the Russian Federation, approximately 250 kilometres northeast of the port city of Magadan by air and approximately 180 kilometres southwest of the town of Omsukchansk by air.

Julietta is accessed by a 530 kilometer all-season road with the trip averaging 9 hours, or by helicopter which takes approximately 1 hour, 20 minutes. Power at the site is supplied by four diesel-powered generators. Water for the camp and for mineral processing needs is pumped from two wells located within 1 kilometer of the plant.

Climate conditions are Arctic with temperatures reaching -55ºC in the winter and highs of +20ºC in the summer months. The overall Julietta project comprises four licence areas totalling approximately 339 square kilometres. The core Julietta licence area (110 square kilometres) was granted in 1995 to OMGC for a period of 21 years allowing for the exploration and development of any deposit found within the licence area. The other three surrounding licences for Ivanimskaya (146 square kilometres), Maksinskaya (76 square kilometres) and Atagan (seven square kilometres) were granted in 1996 for exploration, and can be upgraded for development if warranted.

There are no royalties payable in respect of the Julietta Mine but an extraction tax is payable equal to 6% of the sales value for gold and 6.5% of the sales value for silver.

Geology and Mineralization/History

The Julietta deposit consists of a complex low sulfidation epithermal vein system hosted within Cretacious subaerial felsic to mafic volcanics, which has been explored and developed by Russian expeditions since 1989 and by Arian since 1994. Exploration work conducted to date on the property includes detailed geological mapping, extensive trenching, diamond drilling and underground development to evaluate the reserves. Mining and milling at the Julietta Mine commenced in the fall of 2001. An ongoing exploration program is designed to expand the existing resources and reserves and find new veins at Julietta. See "Exploration at the Julietta Mine".

An independently prepared feasibility study was commissioned by Arian in July 1996. This feasibility study, which outlined sufficient initial ore reserves of gold and silver for approximately an initial four year mine life, allowed Bema to secure commitments for project financing after acquiring the project in June 1998. Initial project development, originally begun in July 1998, was suspended as a result of the Russian financial crisis of August, 1998 and in 1999 a revised development plan was prepared by Bema, resulting in final approved project financing in September, 2000. Project construction then proceeded to commissioning of the plant in September, 2001.

Project Financing

Overall project costs at the Julietta Mine were approximately $51.4 million including start-up working capital, as compared to the original budget of $45.1 million. The project was financed by an equity contribution from Bema of approximately $10.1 million, $35 million of project loans consisting of a $25 million project loan facility (fully drawn) and a $10 million project loan (fully drawn) and an overrun protection convertible note facility of $5 million of which $4 million was drawn down. The mill facilities and camp construction came in under budget and the increase to the overall project costs relates mainly to legal fees, Russian value added tax, transportation, consulting, insurance and fuel due to higher prices and consumption relating to the extremely cold winter during 2000-2001 at Julietta.

On November 23, 1999, Bema announced that it had received conditional financing commitments from HVB Group and Standard Bank London Limited (together, the "Underwriters") to underwrite a $25 million project loan facility (the "Project Loan Facility") for the construction of the Julietta Mine. The Project Loan Facility would fund the majority of the $45.1 million then estimated total cost to construct the Julietta Mine. On May 2, 2000, Bema entered into a mandate letter with International Finance Corporation ("IFC"), a member of the World Bank Group, for the IFC to provide a $10 million project loan (the "IFC Loan") for construction of the Julietta Mine. The IFC Loan was in addition to the $25 million Project Loan Facility and is on substantially similar terms.

In conjunction with this project loan financing, Bema also arranged for a $5 million convertible note facility with the Underwriters to be used in the event that the project construction costs exceeded budget. The conversion price for this facility was set at Cdn$0.85 per Bema Common Share. During October and November 2001, $4 million of the facility was drawn down by Bema. Pursuant to such draw downs, Bema issued senior secured convertible notes to the lenders in the aggregate principal amount of $4 million. In 2002 all $4 million of such notes were converted to Bema Common Shares.

The Project Loan Facility is repayable in six equal semi-annual installments over a three-year period beginning September 15, 2002, which was six months after mechanical completion of the mine. The interest rate on the loan prior to "economic completion" under the facility was LIBOR plus 6% per annum. After economic completion which occurred on March 15, 2004, the interest rate decreased to LIBOR plus 4.5% per annum. The IFC Loan

Facility consists of an A loan of $8.5 million and a C loan of $1.5 million. The A loan is on substantially the same terms as the Project Loan Facility. The C loan has a net effective interest rate that is the greater of 13% or 1.5% of OMGC's net income plus depreciation, amortization, taxes, interest expenses and all other non-cash deductions minus non-cash gains included in income. The C loan matures six months after the final principal payment under the A loan (and the Project Loan Facility) provided that it may be extended at the option of the IFC to September 2007. As of December 31, 2003, three scheduled repayments have been made totaling $12.5 million on the Project Loan Facility leaving a balance outstanding of $12.5 million, while $4.25 million of the IFC A Loan has been repaid, reducing the balance outstanding on the IFC A loan at $5.75 million. As of March 31, 2004, Bema has repaid two-thirds of the Project Loan Facility and the IFC A loan and is forecast to repay the remaining balances in 2004, with the exception of the IFC C loan of $1.5 million which may be extended at the IFC's option.

The Project Loan Facility and IFC loans were provided to OMGC but Bema has guaranteed all obligations until the Julietta Mine reaches economic completion and a debt service reserve of six months' principal and interest has been funded. The facility is secured against OMGC's assets, the shares Bema holds in OMGC and in all intermediate subsidiaries and, while there is no direct security over Bema's assets, Bema has, however, provided a corporate guarantee. OMGC and Bema (until it is released from its guarantee) have also provided the lenders with covenants typical of project financings of this type, including maintenance of certain net worth levels and restrictions on additional indebtedness and liens.

Development of the Julietta Mine and Current Operations

Development of the Julietta mine as an underground long hole stoping mining operation with conventional milling began in August, 2000 with the collaring of the 850 metre level main portal. All veins are accessed from the main level through drifts and spiral inclines and declines. The veins comprising the ore reserves are accessed on sublevels driven from the main haulages on 10 metre vertical intervals where drift development defines the ore outline. After development, the underground stopes are evaluated and prepared for mining. The principal mining method at Julietta is long hole stoping however, where conditions do not permit it, cut and fill methods are employed. Additionally, where the veins are very narrow, selective resue stoping is being done.

The Julietta processing mill, a conventional crushing, grinding, flotation, concentrate leach facility, was commissioned in September 2001 and after undergoing initial "ramp up" problems during the winter of 2001-2002 has achieved steady state production since mid-2002. Commercial production was achieved in December, 2001 and metal production for the one month of operations in that year totalled 6,459 ounces of gold and 133,962 ounces of silver. In 2002, underground development totalled 4,750 metres and underground diamond drilling totalled 5,078 metres. Ore production from the mine was 113,514 tonnes in 2002. Ore processed during 2002 totalled 136,109 tonnes grading 27.15 g/t of gold and 501.26 g/t of silver. Metal produced in 2002 totalled 108,844 ounces of gold and 1,429,328 ounces of silver. The operating cash cost was $119 per ounce of gold and the total cash cost was $159 per ounce.

Since the second half of 2002, the mill has been operating at an average rate of approximately 400 tonnes per day. It has been demonstrated that the mill tonnage capacity is in excess of 440 tonnes per day. In 2003 Julietta produced 118,145 ounces of gold exceeding budget by approximately 1,800 ounces at an operating cash cost of $111 per ounce (budget $110) and a total cash cost of $148 per ounce (budget $155). Gold production at the Julietta Mine improved by 8.5% or 9,300 ounces and operating cash cost decreased by 7% compared to 2002. In 2003, a total of 142,415 tonnes at an average grade of 28.26 g/t of gold and 552.52 g/t of silver were mined while 145,421 tonnes at an average grade of 27.89 g/t of gold and 534.81 g/t of silver were milled.

The mine employed approximately 430 people during construction and now employs 467 people at the mine site and in the City of Magadan. Over 90% of the skilled workforce is Russian.

Currently, Bema is exporting all of its gold production from the Julietta Mine and selling to Western banks. Silver is being sold to Russian banks and Bema is receiving an 80% prepayment based on the value of silver delivered to the refinery in Magadan.

Production at the Julietta Mine is summarized as follows:

Production and Operating Summary

Year	Ore Tonnes Milled	Grade g/t	Recovery %	Production ozs.	Operating Cash Costs	Total Production Costs
2003	145,421	27.89	88.0	118,145	$111	$148
2002	136,109	27.15	85.5	108,844	$119	$159
2001(1)				6,457	$112	$142

        (1) Commercial production commenced December 1, 2001, therefore reflects only one month of operations.

All operating or production costs disclosed for the Julietta Mine are net of silver credits from mine production.

Processing

The Julietta Mine process plant description includes run-of-mine ore trucked to the plant's coarse ore bin one kilometre from the mine portal. There are two stages of crushing followed by grinding to a crush size of 80% passing 80 microns. Following grinding is three stages of flotation. The flotation concentrate is then leached in cyanide solution followed by four stages of filtration and cake wash. The flotation tailings are cycloned, filtered and used for backfill underground, with the residue sent to an impoundment.

The pregnant solution from the dissolution circuit consisting of thickener overflow and filtrate from the filtration circuit is treated in a standard Merrill Crowe recovery plant. Tailings from the cyanidation circuit are pumped to a separate tailing impoundment. The doré precipitate is collected in leaf filters, dried and smelted into doré bars on site. During 2003 mill recoveries for gold and silver were 88% and 71.5% respectively.

Exploration at the Julietta Mine

Since September, 2001 Bema has maintained an ongoing exploration program at the Julietta property to upgrade resource veins to reserves, look for new veins and to solve ongoing geological problems at the mine. The minimum goal is to annually replace ounces mined in that year with new reserves.

In 2003, 127 diamond drill holes for 22,700 metres were completed. Drilling in 2003 focussed on infill drilling on the V4/V5, V7, V3/V11, I-1/II-1 and V6 extension veins.

Extensive surface mapping and sampling as well as ground geophysical surveys (magnetics and induced polarization) were conducted on the Julietta licence in 2003. Several areas of interest from these surface programs will be drill tested in 2004.

Based on a successful 2003 drill program, Bema estimates that it has defined sufficient new reserves to replace all the ore mined at the Julietta Mine during 2003. Exploration will continue at Julietta in 2004 in order to continue to convert resources into reserves and to further explore newly discovered high grade gold veins. An updated resource and reserve estimate is set out below.

Resource and Reserve Estimate

The Julietta Mine reserve and resource estimate as at December 31, 2003 was updated at the Julietta Mine site, based on exploration work undertaken in 2003, and checked by Bema staff at its head office in Vancouver. The reserve and resource estimate was checked and validated by Brian Scott, Chief Geologist and a Qualified Person for the Company.

Surface exploration in 2003 included drilling of 128 holes for 22,729 metres. Underground drilling consisted of 127 holes for 10,603 metres. This data was added to the pre-existing drill hole database and underground face sample database and supported the reserve and resource update.

All resource updates were developed using the long section polygonal method. Indicated resources were classified based on a 25 meter radius search from a drill hole intersection. Inferred resources were classified as a polygon within 50 metres of a drill hole and not including indicated resources. Indicated resources were converted to probable reserves once economics were applied to the polygons and it was determined that grade and continuity of mineralization allowed for mine planning and future extraction.

Proven reserves were developed based on underground development. Proven blocks were projected 12.5 metres above and below mine workings.

All assays from the 2003 underground and surface drill program were analyzed at the Julietta Mine lab by fire assay atomic absorption ("AA") and gravimetric procedures. Standard and duplicates were inserted for data verification purposes.

The surface drill program conducted a thorough quality control program that included duplicate analysis every 20 samples, coarse field blanks every 20 samples and certified standard reference material inserted every 20 samples. In addition, coarse rejects were analyzed by an outside independent North American lab to check the performance of the regular assayed samples.

The Julietta Mine lab also runs an internal quality control program that includes standard reference material from Russia and blank material and also performs outside lab checks.

The updated reserve and resource estimate as of January 1, 2004 is as follows:

Reserves(1)
Category	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold (2) (ounces)	Contained Silver (2) (ounces)
Proven	118,705	25.95	479.15	99,037	1,828,656
Probable	418,120	22.02	266.36	296,012	3,579,167
Total	536,825	22.89	313.41	395,049	5,407,823

Resources(1)(3)

	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold (2) (ounces)	Contained Silver (2) (ounces)
Indicated Resource (1)	155,533	22.05	291.95	110,261	1,459,898
Inferred Resource (1)	231,104	18.65	293.63	138,573	2,181,722

(1)	Using a cut-off grade of 8.0 g/t gold equivalent.
(2)	Subject to recovery losses and, in the case of resources, mining dilution.
(3)	Does not include material used to define proven and probable reserves.

As a result of exploration drilling and mine development in 2003, Bema estimates that it has been able to replace reserves mined to date.

2004 Production Outlook

For 2004, the Julietta Mine is budgeted to produce 102,000 ounces of gold at an operating cash cost of $135 per ounce and a total cash cost of $177 per ounce (based on a $5.25 per ounce silver credit), an increase in operating cash cost of approximately 20% from 2003. The increase in operating costs per ounce in 2004 is mainly due to higher royalty taxes which is based on a percentage of revenue, and the anticipated mining and processing of lower grade ore. The higher royalty taxes are a result of a higher spot gold price budget of $375 per ounce compared to the previous year.

The production estimates are projections and there can be no assurance that these results will be achieved on the schedule indicated or at all. Plans are continuously being upgraded with the addition of new reserves.

Mining and milling rates at the Julietta Mine were temporarily reduced due to a fire in the mine warehouse in February 2004 that destroyed the majority of the spare parts inventory. There were no injuries as a result of the fire, and it was contained to the warehouse building. The mining, milling and camp facilities were not affected. The warehouse and its contents are covered by insurance and, while it appears the fire was caused by a faulty heater, a full investigation is underway. There is an insurance deductible of $1 million at the Julietta Mine and total costs to date from the fire are expected to approximate $3 million.

Based on currently estimated reserves, the Company expects production to continue from Julietta through to 2007. As has been the practice over the last two years however, the Company has replaced all of the ore mined at Julietta and anticipates continuing to successfully convert resources into reserves in the future.

In this Annual Information Form, operating cash costs are calculated in accordance with the Gold Institute Production Cost Standard and include direct mining, smelting, refining and transportation costs, less silver by-product credits. Total cash costs, calculated in accordance with the Gold Institute Production Cost Standard, include operating cash costs, royalties and production taxes. All operating costs listed for the Julietta Mine are net of silver credits from mine production.

Capital and Exploration Expenditures

In 2003, capital expenditures were $3.8 million primarily for development of reserves, mill circuit improvements and improvements to camp and site infrastructure.

The Company expects capital expenditures of $1.6 million at the Julietta Mine in 2004 primarily for development of reserves and resources. Additional exploration expenditures are budgeted at $4.6 million for surface exploration and $650,000 for underground exploration. Funding for capital expenditures will be financed from cash flow from the mine. Funding for exploration expenditures will be provided from the recently completed $70 million Convertible Note financing.

Permitting/Environmental

All environmental and operating permits, licenses and authorizations required to carry out ongoing mining and ore processing at the Julietta Mine and for exploration of the surrounding property, as currently conducted, have been obtained and are in good standing.

Petrex Mines, South Africa

South Africa - Economic and Political Environment

The National Party, which governed South Africa from 1948 until 1994, followed an apartheid policy which partitioned the country along ethnic lines. The oppressive aspects of this apartheid policy resulted in growing political and economic pressures during the 1980s (including international trade embargoes with South Africa and internal socio-political unrest). In 1994 apartheid was abolished and a democratic government was elected. Since South Africa's transition to democracy, the country has enjoyed a period of relative political and social stability, although crime remains a serious problem.

The South African government promotes and encourages foreign investment. Foreign investors are treated substantially the same as domestic investors, being entitled to receive access to the same export incentive programs and tariffs, tax allowances and other trade regulations. Although exchange controls were problematic for foreign investors in the past, these restrictions are gradually being abolished. Generally speaking, profits earned by a non-resident shareholder in a South African company can be freely remitted through an "authorized dealer" (bank) in South Africa. If the South African company concerned is more than 75% offshore held and has borrowings in South Africa, interest earned by a non-resident shareholder on loans by non-resident shareholders to its South African subsidiary may be remitted only if such remittance does not cause the South African company to be placed in an overborrowed position (generally known as the "thin capitalization rule").

Profits are ordinarily distributed by way of a declaration of a dividend to shareholders. Such dividend is tax free in the hands of the recipient, although the South African company declaring the dividend will be liable to pay so called "secondary tax on companies" (a form of a withholding tax) at the rate of 12.5% of the value of the dividend declared.

There is an exchange control system in place in South Africa which regulates dealings in foreign currency exchange and the transfer of funds into and out of South Africa; therefore, the Company is subject to certain exchange controls and restrictions in respect of its dealings with Petrex and its subsidiaries.

Recent legislation has created a changing business environment. Black empowerment, increased social responsibility, new regulations relating to employment opportunities for previously disadvantaged, and ownership of all mineral rights going back to the state are all current issues that are evolving rapidly.

New Mining Legislation

On October 10, 2002 the Mineral and Petroleum Resources Development Act. No. 28, 2002 (the "Act") was promulated into law by publication in the South African Government Gazette. The Act was implemented on May 1, 2004 and provides for state custodianship of mineral resources and the government becomes the grantor of prospecting, mining, exploration as well as production rights. Holders of old-order mining rights have five years to lodge their rights for conversion into new mining rights under the Act. The conversion requirements are set out in the Act. Old order mining rights will continue in force during the conversion period.

The Act also calls for the development of a broad-based socio-economic empowerment Charter (the "Charter") which sets out the framework, targets and timetable for increasing the participation of historically disadvantaged South Africans ("HDSAs") in the mining industry, and enhancing the benefits to HDSAs from the exploitation of mining and mineral resources. On October 11, 2002 the South African government released the draft of the Charter and on February 18, 2003 the government released an appendix to the Charter known as the Scorecard, which is designed to facilitate the application of the Charter in terms of the requirements for conversion of old order mining rights under the Act. The Charter is based on seven key principles, five of which are operationally oriented and cover areas focused on bettering conditions for HDSAs and two of which are focused on HDSA ownership targets and beneficiation. The Charter contains targets to increase HDSA ownership of South African mining industry assets to 15% in five years and 26% over 10 years. The Charter states that the transfer of the ownership in the industry must take place in a transparent manner and for fair market value. It also states that the South African mining industry will assist HDSA companies in securing financing to fund participation, in the amount of 100 billion rand within the first five years. The Charter does not specifiy the nature of the assistance to be provided.

The five operational focus areas of the Charter include human resource development; employment equity including HDSA participation in management and participation by women; HDSA participation in procurement; improved housing and living conditions for mine employees; and community and rural development. The Act also allows for the payment by mining rights holders of a state royalty to be prescribed in a separate money bill. On March 20, 2003, the South African government released a draft of The Mineral and Petroleum Royalty Bill (the "draft Bill") to the public for comment. This document created a significant amount of controversy within the mining industry and regulatory agencies. As a result, the draft Bill has been withdrawn and is being re-drafted. In his February 18, 2004 budget speech, the South African Minister of Finance announced that the new royalties would not commence until 2009. A revised draft of the Bill is expected to be released sometime in 2004. The Minister also indicated that finalization of the Bill would provide an opportunity to review the mining industry's tax burden as a whole.

At present, the financial implications of these various pieces of new legislation cannot be assessed, therefore the Company is not in a position to quantify either the increase in costs or the other impacts of the proposed royalty and Charter targets on operations at the Petrex Mines. Depending on the final provisions of the new legislation, there is a possibility of a material increase in costs to the operations at Petrex. The Company will continue to monitor closely the progress of the Act and other relevant legislation and assess their impact on current operations and future development at Petrex.

Environmental Regulation

Historically, environmental regulation of mining activities were clearly regulated by the Minerals Act under the authority of the Department of Minerals and Energy ("DME"). Environmental concerns were addressed through filing and clearing an environmental management program with the DME. This relatively straightforward regulatory regime has grown increasingly complex in the last five years.

The Constitution of the Republic of South Africa, adopted in 1996 after the change to a democratic government, enshrined environmental protection principles and imposed a duty upon the government to protect the environment. As a result, South Africa's environmental legislation has been modernized with the passage of a number of legislative initiatives in 1997 and 1998, including the Environmental Conservation Act and the National Environmental Management Act. The basic premise under this environmental legislation is similar to that in the United States in terms of a user having "cradle-to-grave" liability for any environmental contamination as a result of its activities. Responsibility for enforcing environmental compliance now rests with a number of different authorities, including governmental authorities such as the DME, the Department of Environmental Affairs, the Department of Water Affairs and Forestry, Tourism, as well as provincial and municipal governments.

Acquisition of Petrex Mines

The Company acquired the Petrex Mines and related assets indirectly owned by Petrex pursuant to a business combination by way of a Plan of Arrangement (the "Arrangement") between EAGC Ventures Corp. ("EAGC") and 1518798 Ontario Inc. which completed on February 14, 2003. Under the Arrangement, Bema acquired from the shareholders of EAGC all of the issued and outstanding common shares of EAGC on the basis of one Bema Common Share for each common share of EAGC. In addition, Bema assumed the convertible securities of EAGC such that one Bema Common Share will be issued in lieu of each common share of EAGC such holder would have received upon exercise of their convertible securities. Pursuant to the Arrangement, the Company issued 62,854,305 Bema Common Shares in exchange for the same number of issued and outstanding EAGC shares, and assumed 25,361,750 EAGC share purchase warrants, which are now exercisable into Bema Common Shares, and exchanged 1,250,000 stock options of EAGC for a like number of Bema stock options. Upon completion of the Arrangement, EAGC became a wholly owned subsidiary of the Company.

EAGC had acquired the South African gold mining assets of Petra Mining Ltd. ("Petmin") through the purchase of all of the issued and outstanding shares and debt of Petmin's wholly owned subsidiary Petrex in October, 2002. The purchase price paid by EAGC to Petmin for the acquisition totalled $67 million. In order to complete the $67 million acquisition of Petrex, EAGC arranged a $35 million loan facility and a $5 million working capital facility from Standard Bank London. In addition, EAGC completed a $40 million equity financing. On completion of the Arrangement, the loan facilities remained with Bema South Africa (Pty.) Ltd. (formerly known as Main Street 83 (Pty) Ltd.) a wholly owned subsidiary of EAGC. The Company has not guaranteed the loan facilities.

Endeavour acted as a financial advisor for the Company and EAGC on the Arrangement. Pursuant to an advisory agreement dated June 27, 2001 as amended (the "Advisory Agreement") between the Company and Endeavour, the Company was required to pay to Endeavour a fee (the "Milestone Fee") of $100,000 upon the entering into of a letter agreement between Bema and EAGC with respect to the Arrangement. In connection with the Milestone Fee, the Company issued to Endeavour a convertible promissory note dated January 10, 2003 convertible into a maximum of 82,590 common shares of the Company at a conversion price equal to $1.2108. In addition, pursuant to the Advisory Agreement the Company was required to pay to Endeavour a success fee (the "Success Fee") equal to 1% of the value of the common shares of the Company issued in connection with the Arrangement. Further, under the terms of a financial advisory agreement dated June 11, 2002, between EAGC and Endeavour, EAGC was required to pay to Endeavour a fee (the "EAGC Fee") equal to 2% of the value of the Common Shares of the Company issued in connection with the Arrangement. As part of the Arrangement, the Company agreed to assume and satisfy the payment of the EAGC Fee. In satisfaction of the Success Fee and the EAGC Fee, on February 14, 2003, the Company issued to Endeavour two convertible promissory notes in the principal amounts of $760,145 and $1,620,289, respectively. The Success Fee note and the EAGC Fee note were convertible into a total of 622,355 and 1,326,583 common shares, respectively at a conversion price equal to $1.2214 and were subsequently converted. Mr. Neil Woodyer, a director of the Company, is the managing director of Endeavour and is Chief Executive Officer of Endeavour Financial Corporation, the parent company of Endeavour.

Property, Description and Location

The Petrex Mines lie within the Archaean Witwatersrand basin, a host to the largest gold metallogenic province in the world. The properties are located in the East Rand basin (the "ERB") of the Witwatersrand basin. Of the nine major gold fields within the Witwatersrand basin, the ERB has historically been the largest producing gold field, having produced about 24% (9,511 tonnes or 306 million ounces) of the total Witwatersrand production over the past 114 years. The ERB is located approximately 40 km east of Johannesburg, accessed via the national highways N12 and N17.

The Petrex mining properties are easily accessible from the numerous roads, highways and railways that cross them. There is no process water source except from the underground basin. Power and other related infrastructure are easily obtained given the proximity to Johannesburg and other surrounding communities.

The climate is subtropical and dry, typical of the high veld in South Africa and it is very easy to work year round.

The Petrex mining properties consist of three main areas. Consmodder is situated in the north of the ERB approximately 40 km east of Johannesburg. The lease area of Consmodder is 10,927 ha. Consmodder is host to all of the active open pit operations, and is the main exploration target area for additional open pit resources. There are two equipped shafts in the Consmodder area, but only one is actively producing.

Grootvlei is situated in the east central portion of the ERB near the town of Springs and borders on its eastern rim. This operation comprises the areas of Grootvlei (2922 ha), Palmietkuilen (1007 ha), East Daggafontein (915 ha) and Welgedacht (513 ha). Grootvlei consists of four producing shafts and a dedicated pumping shaft that is centrally situated to keep the water level in the ERB at the -737 m level by pumping 65 to 80 megalitres per day. Petrex's processing plant, tailing facilities and main offices are located on the Grootvlei property.

Nigel is located in the southern and south central portion of the ERB extending over an area of some 11,945 ha. There are currently only two operating shafts in this section. Nigel is also host to potential open pit resources.

Petrex also controls two other small prospecting areas, Hex Rivier and Roodepoort, that are not being actively mined and are not included in the ten year plan. Petrex has applied for Prospecting Permit for these areas and intends to conduct exploration programs on these areas during 2004.

History

The East Rand goldfield has been in the past one of the major gold producers of the Witwatersrand basin. Gold production commenced in 1888, when the Nigel gold mine came into operation, followed by Van Ryn Estates in 1892. The main period of production and development was during the 1940's and early 1950's. During the production history of the East Rand there were times of prosperity and of depression. The difficult years were those after World War 1 and included the Miners Strike in 1922, the Great Depression, the low gold price of £4.10 per ounce in the latter part of the 1920's culminating in the abandonment of the gold standard by South Africa at the end of 1932, with an increase in price of 66% to £7.10 per ounce. Thereafter there was a short period of prosperity with the mines expanding their operations with the mining of secondary reefs such as the Kimberley Reef from 1931 onwards. The uranium boom in the late 1940's impacted positively on the East Rand in that the Kimberley Reef is a significant uranium host. Uranium oxide was extracted on the Vogelstruisbult and Daggafontein Mines.

The fortunes of the area began to decline because of the increasing costs and a fixed gold price of $35 (£12.10 per ounce), so that in the late 1950's and in the early 1960's the closure of mines and the abandonment of mines took place. In 1955 there were still 24 operating mines and 90 shafts but the fixed gold price, reduction of ore resources and increasing working costs of the late 1950's and 1960's caused many of the mines to close down. The abolition of a fixed gold price in 1978 and the devaluation of the South African Rand thereafter, came too late to save many of the mines. In the late 1980's abandoned claim areas were re-staked and some of the old workings reopened and revamped. Mines changed hands, new mining companies appeared and there was a resurgence of mining activity. In the 1990's flooding of the deeper Main Reef formation resulted in the major tonnage contributor shifting to the relatively shallow Kimberley Reef and Black Reef in the northern part of the basins.

The area was again rejuvenated in the 1980's through the amalgamation of different interconnecting operations. In an investigation conducted by the DME during the mid eighties, it was conservatively estimated that exploitable ore resources at the time in the East Rand amounted to 92 million tonnes at an average in situ grade of 3.74 g/t. Renewed interest in the mine lease boundaries through amalgamation developed in 1986.

On June 9, 1997 and July 1, 1997, Grootvlei Proprietary Mines Limited and the Consolidated Modderfontein Mines Limited respectively became wholly owned subsidiaries of Harmony Gold Mining Company Limited. Petmin, previously only owning the Nigel mine operation, acquired these properties from Harmony on December 15, 1998.

Geological Setting and Mineralization

The Witwatersrand Basin

The Witwatersrand basin comprises argillaceous and arenaceous sedimentary rocks of up to to 6 km vertical thickness, situated within the Kaapvaal Craton. The basin extends laterally for some 300 km east-northeast and 100 km south-southeast. The basin crops out at its northern most extent, immediately south of Johannesburg. Further to the west, south and east, it is overlain by up to 4 km of a variety of Archaean, Proterozoic and Mesozoic volcanic and sedimentary rocks. The Witwatersrand basin itself is Archaean in age and the sedimentary rocks are of the order of 2,700 to 2,800 million years old.

Gold mineralization in the Witwatersrand basin occurs within laterally extensive quartz pebble conglomerate horizons, termed "reefs". These reefs occur within seven separate goldfields located along the eastern, northern and western margins of the basin, namely the Evander Goldfield, the East Rand Goldfield, the West Rand Goldfield, the Far West Rand Goldfield, the Central Rand Goldfield, the Klerksdorp Goldfield and the Free State Goldfield. As a result of faulting and/or other primary controls on mineralization, the goldfields are not continuous and are characterised by the presence or dominance of different reef units. The reefs are generally less than 2 metres in thickness and are widely considered to represent laterally extensive braided fluvial deposits or unconfined flow deposits which formed along the flanks of alluvial fan systems around the edge of what was effectively an inland sea.

All major reef units are developed above unconformity surfaces. The extent of unconformity is typically greatest near the basin margin, and decreases toward more distal areas. Complex patterns and interactions of syn-depositional faulting have resulted in variations in sediment thickness. Sub-vertical to over-folded reef structures are characteristic of basin margin features.

Numerous intrusives, in the form of dykes and sills of diabasic or doleritic composition are present within the Witwatersrand basin. These are associated with several different events, such as the extrusion of the Archaean Ventersdorp Lavas and the overlying Mesozoic Karoo Volcanic Suite and the emplacement of the Proterozoic Bushveld and Pilanesburg igneous complexes to the north.

The gold generally occurs in native form within the various reefs, often associated with pyrite and carbon. The main gangue minerals are quartz pebbles, sand, pyrite, chromite, zircon, spinel, arsenopyrite, pyrrhotite, cobaltite, leucoxene and uraninite. Pyrite and gold within the reefs display a variety of forms, some of these obviously indicative of detrital transport within the depositional system and others suggesting crystallisation within the reef itself.

Mineralized Reefs in the East Rand Basin

A large number of auriferous (gold bearing), generally conglomeratic reefs have been mined to a greater or lesser extent throughout the ERB. The conglomerates mined are from the youngest to the oldest - Black Reef, Kimberley Reef (reefs UK3, UK9A or May Reef, UK9B, UK9C, MK2, MK1) and Nigel (Main) Reef. In addition to the above reefs, other units like the Bird and Livingstone conglomerates have been intersected from both the surface and underground drilling. In the north-western corner of the Consmodder operation, several small pebble Livingstone Reefs (South Reef, NB1 and NB2 and South Reef Marker) have been mined, in addition to the so-called NA Reefs which occur above the Main Reef.

Mining Operations – 2003 Production

The mining operations of Petrex comprise eight underground shafts and four open pit operations. Petrex produced 132,170 ounces of gold from the date of the Company's acquisition, February 14, 2003 to December 31, 2003, at a total cash cost of $397 per ounce based on an average conversion rate of 7.35 South African Rand to one United States dollar (USD). Adjusting for the Rand gold put option gains Petrex realized would reduce the total cash cost to $360 per ounce.

Total cash cost was $100 higher than budget mainly due to the strength of the Rand in 2003. Bema budgeted 10 Rand to one USD for the year while the Rand averaged 7.35 to 1. Total cash cost was also affected by a delay in the scheduled ramp up of ore production from the open pit operations. Bema successfully expanded the mill facilities at Petrex in 2003. Subsequently, the mill has demonstrated the ability to process ore in excess of the budgeted 185,000 tonnes per month and achieve recoveries in excess of 90%.

Underground mining was close to achieving projections in 2003, but open pit ore production failed to meet projections due to a number of factors. Mining at the Snake Road and Van Ryn open pit areas could not be started as originally scheduled due to delays in obtaining the required mining permits. The Gedex pit was closed near the year-end due to a change in rock hardness. The hydraulic rock breakers were no longer able to economically break the required amounts of ore and waste, and conventional drilling and blasting could not be used due to the close proximity of houses. All of these contributed to a lower grade material being delivered to the mill, which resulted in lower gold production and higher than forecast cash costs for the year. The focus for 2004 at Petrex will be to improve open pit production, in both tonnage and grade. A $2 million exploration drilling plan has been put into place to better define open pit reserves and assist with long range mine planning and improve the consistency of ore deliveries to the mill. It is not anticipated that these improvements will take effect until the second half of 2004.

Processing Facilities - Recent Expansion

The centrally located Grootvlei metallurgical plant processes the ore from all Petrex mining operations. An additional circuit was commissioned by Petmin during the third quarter of 2002 with the intent of increasing plant capacity by 38% to approximately 185,000 tonnes per month. During commissioning, it was discovered that the addition of the new circuit did not have a positive effect on production. Operating results during the fourth quarter of 2002 revealed production problems such as not being able to achieve the grind size requirements from the milling circuit, thickening problems, high residue grades and excessive spillage in both the grinding and leaching areas. The Company did a detailed review of this plant expansion and determined that significant design modifications were required for the plant to be capable of reaching the production goal of 185,000 tonnes per month and gold recovery of 90%. The Company has completed the process modifications which were required throughout the plant to utilize the full capacity of the mills and other equipment that were installed by Petmin, and resolve problems with grinding, thickening, leach retention time, carbon handling, water balance, spillage and other related issues.

The results of these changes have been positive, and the plant is now capable of processing in excess of 185,000 tonnes per month while achieving a gold recovery of over 90%. During the construction and commissioning period, production rates ramped up from previous levels of approximately 145,000 tonnes per month and exceeded the target rate of 185,000 tonnes per month for the first time in September 2003. Gold recovery continued to improve throughout the construction and commissioning period, and exceeded the target level of 90% in December, 2003 and for all of the first quarter of 2004.

Permitting / Environmental

Petrex's water discharge licence expired March 31, 2002, but a new water licence with a three year term was issued on similar terms and conditions. However, this new licence also requires the construction of a water canal system and a ten megalitre per day water treatment plant by September 2005. The feasibility studies were to be completed by May 2003 and September 2003 for the canal system and water treatment plant respectively. The cost of the canal had been budgeted at ZAR 39 million ($5.3 million), and the original budget for the water treatment plant was ZAR 30 million ($4.1 million). Work completed during 2003 on these projects included a detailed study of all water issues on the mine property to assure that the canal would be the best solution to the water ingress problem. Water ingress into the underground workings along the northern extent of the property and near the discharge area of the Petrex water treatment facility results in significantly higher pumping quantities and costs. If this water could be diverted past the open pits and the areas where the underground workings come to surface, pumping requirements could be reduced by more than half. Man made structures such as roads, dams and railways have obstructed the natural flow of the river, causing it to spread out over its natural banks, increasing the water ingress problem.

The study also evaluated other alternatives for preventing the ingress of water into the basin and the technologies available for the water treatment plant. Petrex is working with the relevant government departments and a number of affected parties to develop a comprehensive plan that will best resolve the water issues on both a short and long term basis. Petrex submitted the initial scoping study to the Department of Water Affairs and Forestry ("DWAF") on February 28, 2003, and approval was granted on April 22, 2003. The feasibility study for the canal was submitted to the authorities on May 15, 2003 and was approved on September 16, 2003. The feasibility study indicated that the canal would not be the most efficient method of reducing surface ingress into the underground workings. Six ingress areas were identified where surface rehabilitation will be undertaken between March 2004 and September 2005. It is estimated that mine dewatering volumes will be reduced by 40% after these rehabilitation projects have been completed. By identifying more effective ways of minimizing water inflow from surface to the mines, the 2004/2005 budget for reducing ingress areas of ZAR 5.735 million ($0.780 million), is substantially less than the original estimate for the cost of the canal, being ZAR 39 million ($5.3 million). The feasibility study for a ten megalitre per day water treatment facility was submitted at the end of August 2003 to DWAF. It indicated that, under a best case scenario, it will cost 70 to 90 million Rand ($8.2 to $12.2 million) to build a treatment plant to treat the discharge water to levels required by DWAF in the Water Licence. An additional major finding of the study is that it has been clearly established that discharges from other industries in the catchment are impacting Petrex's water treatment costs and that an industry-wide water treatment solution must be implemented. Petrex has approached DWAF with the intent to incorporate a basin-wide solution to the water treatment issue. Petrex has submitted documentation to DWAF requesting that the liability for water treatment be shared amongst the companies within the basin that are discharging into the river. Based on this, Petrex has proposed to contribute ZAR 13 million ($1.77 million) of the estimated 70-90 million Rand necessary for the construction of the water treatment plant, which must be completed by September, 2005. To date Petrex is in compliance with all requirements of the new water licence.

An environmental management plan was approved for the Snake Road and Van Ryn open pit project on October 8, 2003. Mining commenced from the pits shortly afterwards. Petrex has successfully negotiated a memorandum of understanding with local communities for this project. This agreement sets the basis for efficient information sharing between the mine and the communities. Petrex is currently in the process of amending its environmental management plan for West Pit 1 and West Pit 3 to address concerns raised by the neighbouring communities with regard to blasting practices. The new terms of this plan have been agreed to by the affected communities and regulatory agencies. Mining operations are ongoing while the amendment process takes place.

It will be necessary to obtain approved environmental management plans for all new areas that Petrex intends to mine by open pit methods. An amended environmental management plan will be required to re-open the Gedex pit if new blasting methods are to be employed. This permitting process involves participation by local citizens, community leaders, regulatory agencies and neighbouring businesses. Because of the highly populated area Petrex is working in, each environmental management plan is different, in order to accommodate the specific impacts on the environment and residents. All other environmental and operating permits, licences and authorization required to carry out ongoing operations at the Petrex Mines have been obtained and are in good standing.

Reclamation Liability

Petrex has currently on deposit and in trust approximately 13 million Rand ($1.77 million) to be used for reclamation and closure costs. A best estimate (provided by Petrex personnel) for the total cost of reclamation is approximately 50 million Rand ($6.8 million). This amount includes an additional 12.75 million Rand ($1.73 million) for work to be completed on slimes dams 1-3 and an additional 15.2 million Rand ($2.07 million) to finish reclamation at the pits (assuming mostly concurrent reclamation). The total amount of money needed to complete reclamation will be offset by the recovery of gold during clean-up (estimated at 10 million Rand or $1.36 million) and sales of assets (estimated at 2 million Rand or $272,109). Therefore, the total shortfall of funds needed for reclamation is estimated as follows:

	Rand	US$(1)

Total amount needed to close all facilities (excluding water treatment):	50 million	6,802,721

Less: Amount currently available	13 million	1,768,707

Amount to be received from clean-up of gold	10 million	1,360,544

Amount from sale of assets	2 million	272,109

Total	25 million	$3,401,361

(1) Based on an average conversion rate of 7.35 South African Rand to one United States dollar.

The amounts outlined above assume a best case scenario. It is possible that the cost of the slimes dam reclamation could be almost double per hectare and that the total amount needed to close all facilities could be 20 million Rand higher (70 million Rand total). That means that, in a best case scenario, the mine would have to accrue 25 million Rand (45 million Rand for worst case scenario) for reclamation and closure prior to cessation of operations. Petrex is currently evaluating a number of options for final reclamation of the three active slimes dams. There are existing operations in the East Rand that process old slimes dams and consolidate the material onto one large dam for final closure. Costs are offset by the gold recovered during this process. As the Petrex slimes dams are lower in grade, it is not economically viable at the current Rand rate and metal prices to use this process. Petrex is investigating various options of subsidizing existing slimes processing operations, or purchasing and operating this type of facility as an alternative way of closing Petrex's slimes dams. Petrex will undergo an audit of the EMPR in 2004. Based on the results of this audit, the mine reclamation fund will be adjusted to ensure that adequate funds are available for reclamation based on the regulatory mandate.

Recent Exploration

Exploration on the Petrex property in 2003 focused on expanding the open pit resources. A total of 302 surface drill holes for 18,299 metres were completed in 2003.

Drilling in 2003 focused on target areas West Pit 1, West Pit 3, East Pit Area, Snake Road, Van Ryn and The Oval. Drill hole spacing was variable depending on whether the drilling was designed to delineate ore along strike from an existing open pit or for exploration of near surface mineralized reef bands. Drill holes tested stratigraphy to a nominal depth of 80 -170 metres below surface.

The exploration program cost approximately $900,000 (6.52 million Rand) and is summarized for the various areas as follows:

West Pit 1: Seventy-four diamond drill holes were completed in 2003 at an average spacing of 25 metres. The objective of the program was to replace mined reserves and convert indicated to measured resources and test extensions of the Black Reef mineralization. This drilling has been successful in defining an extension of the Black Reef channel. Additional drilling is ongoing, as well as the construction of geologic models for economic evaluation.

West Pit 3: Ninety-four drill holes were completed in 2003 at a drill spacing of 20-30 metres. These holes delineated a previously unmined Black Reef channel that comprises the resource and reserve for West Pit 3.

Gedex Pit: Forty-four drill holes were completed in 2003 to help delineate the ore body and search for Black Reef extensions. The pit was closed temporarily in 2003 due to increased mining costs and lower production rates. Consequently the reserve has been transferred back into the measured resource class.

Van Ryn: All previously stated resources have been removed based on a data compilation of underground mining carried out in the area and several drill holes that indicate the mineralization does not exhibit sufficient continuity to be classified as a resource at this time. Drilling will continue in 2004 in areas that have potential based on the recent compilation.

Snake Road: The small Snake Road measured resource based on 24 drill holes and numerous close spaced channel samples has been largely depleted. The area will be drill tested in detail in 2004 to examine near surface grade continuity of several reef horizons.

Planned Exploration - 2004

Exploration in 2004 will continue to focus on expanding resources and reserves in the open pit areas of the Petrex property. A budget of $1.9 million dollars has been allocated in 2004 to drill approximately 40,000 metres of drill core.

Drilling in 2004 will initially focus on West Pit 1 where drilling in 2003 suggested that additional reef material can be delineated south of the existing pit. In addition drilling will focus on the Snake Road and Van Ryn areas targeting Buckshot Reef mineralization and Next Above and Next Below reef types. Several exploration holes will also be drilled from surface to assist the underground geologists in locating reef extensions. These holes will assist the mine department in optimizing their underground development into these areas.

Mineral Reserve and Resource Estimate

The reserve and resource estimate as of January 1, 2004 was calculated by Petrex engineers and geologists on site in South Africa. The reserve and resource estimation process is based on data derived from chip sampling from underground development and diamond drilling from surface. Brian Scott, Chief Geologist and a Qualified Person for the Company, reviewed the reserve and resource estimate completed on site.

Underground Resources/Methodology

Geologic and mineralized zone boundaries are interpreted using all available information compiled from underground sampling in 2003 and previous sampling by other companies. Grade evaluation of individual mineralized reefs is calculated using a weighted grade average of individual samples appropriate to that zone. The evaluated grade and average stope width is assigned to the resource block from which the tonnage and gold content (in grams) is determined. The blocks are recorded in a relational database with a verification code, resource class code, availability code, grade, tonnage and contained metal per distinct block name designation.

Measured Resources

A resource can be classified as "Measured" if detailed 1:200 assay sheets are available for that mineralized zone that shows face sample grades and verified with a site visit and/or the area was re-sampled in 2003. A measured resource block can extend 75 metres from a sample face in the direction of the channel or pay shoot. This general rule is only exceeded when there is strong geological evidence for it. Measured resource block outlines are not taken beyond a clear channel boundary.

Any block that is non-verified is projected a maximum of 30 metres from a sampling point.

Indicated and Inferred Resources

Indicated resources are taken up to 100 m beyond the measured resource in the direction of the channel if supported by geology. This distance is only exceeded on an individual basis where there is strong geological evidence to do so. Inferred resources extend up to 200 metres beyond an Indicated block in the direction of the mineralized zone. This is considered to be within the realm of the geological interpretation, borehole data and target generation, and variation to the above standard is to be expected.

Open Pit Resources/Methodology

Open pit resources are based on surface drill and trenching results. All drill holes and trenches are logged and sampled by geologists with experience on Witwatersrand type gold deposits. Modeling of Black Reef mineralization is complicated by historic stoping on this horizon leaving remnant pillars and reef in both hanging wall and footwall of the stopes. A wire-frame solid is generated for each mineralized reef zone that represents the average thickness of the reef in overbank, flank and channel environments. Grade is assigned to the block model using inverse squared distance. A Rand price of 91,000 rand/kilogram was applied to all optimization runs on open pit resources.

Measured Resources

The Petrex reserves and resources have been estimated in accordance with South African standards and requirements which are consistent with the definitions and standards contained in National Instrument 43-101.

Open pit measured resources are classified where drilling is at a spacing of less than 35 metres and where confidence in the grade and tonnage estimate is greater than 90%. Indicated resources for open pit estimates are defined as all blocks within 60 metres of a drill hole and having a confidence limit of 70%. Inferred resources are those blocks that lie beyond a 60 metre drill spacing.

Underground measured resources are defined by all blocks within 75 metres of underground sampling along the direction of the reef. Indicated resources are classified as all blocks between 75 metres and 175 metres in the direction of the mineralized reef. Inferred resources can extend up to 200 metres beyond an indicated block in the direction of the channel.

Indicated and Inferred Resources

Indicated Resources are defined where sampling data is at a spacing of less than 60 metres and with a confidence of 70%. Inferred Resources are defined where sampling spacing is greater than 60 metres and have a confidence of less than 70%.

Database Management and Validation

Survey Data Validation

All exploration drill holes are sited by a South African Chamber of Mines Certified Surveyor and actual co-ordinates surveyed on completion of each hole. No down hole surveys are conducted. All drilling at West Pit 1, West Pit 3 and Gedex is vertical with a historic average depth of 80 metres and a maximum of 170 metres.

All in-pit sample sections are similarly coordinated and incorporated in the pit databases.

Quality assurance validation

Reference blanks and certified reference standards are used in all drill hole samples submitted for assay. Standard procedure applied is the submission of a minimum of one blank and one standard for each oven charge of between 20 and 22 samples. Failure of the batch is designated if the reported assay value is beyond the three standard deviation threshold of the mean reported by the assay lab.

Assay Procedure

Core samples within a mass range of 2.15 and 3.22 kg are submitted to the lead lab where they are prepared and aliquot sizes of 100 grams extracted for fire assay. Finish is gravimetric.

Petrex Mines

Underground and Open Pit Resource Estimate

December 31, 2003

			Contained
	Tonnes	Grade	Ounces (1)
	(000's)	(g/t Gold)	(000's)
Underground Resources

Measured	41,915	2.65	3,571

Indicated	3,698	3.89	463

Total Measured and Indicated	45,614	2.75	4,034

Inferred	36,760	2.94	3,475

Open Pit Resources

Measured	3,155	1.73	175

Indicated	142	2.80	13

Total Measured and Indicated	3,297	1.78	188

Inferred	3,382	1.71	186

Underground and Open Pit Resources

Measured	45,071	2.59	3,747

Indicated	3,840	3.85	475

Total Measured and Indicated	48,911	2.68	4,222

Inferred	40,142	2.84	3,661

(1) Subject to mining dilution and recovery losses.

Underground Reserves

Procedures

The Petrex geologists and mine engineers are responsible for converting resources into reserves based on assumed variables such as block availability (1-2 years), cut-off grades, shaft call factor, mining and processing costs and currency assumptions.

Proven and probable reserves are generated solely from the economic evaluation of measured resource blocks. The resource is declared as in-situ product exclusive of the reserve. The ore reserve is calculated in accordance with South African standards and requirements which are consistent with the definitions and standards contained in National Instrument 43-101, as follows:

Dilution calculations include unpay mining, gullies on reef development and percent recovery from individual shaft call factors and plant recovery factors. Each factor has either a historic basis or can be calculated. The 2004 reserves are sub-divided into the following types:

Proven: Proven blocks extend twenty-five metres from known sampling points within an existing Measured Resource Block. The block must be categorized as "available", "verified" and above the individual shaft pay limit (cut-off grade). Variation of the size (in the channel's direction) will only occur if there is sufficient geological evidence to back it up on a block-by-block basis. Proven blocks are additionally assigned a confidence classification based on the source of the data and accessibility. These confidence levels are listed below.

(1)	The block exists and can be accessed within 5 years.

(2)	A 90% confidence that the block exists and the evaluation is correct (done by previous mining companies). However the original assay sheets or re-sampling by us is not available.

(3)	Confidence in the evaluation or access is lower but the block should exist based on historical evidence.

(1)
Probable: Probable blocks can extend fifty metres beyond a proven block or to the end of the Measured Resource block whichever is less. The block is classified as probable if the host "measured" block is categorized as "available", "verified" and above the individual shaft pay limit. Variation in block sizes (in the direction of the mineralized channel) can occur if there is sufficient geological evidence to support it on a block-by-block basis.

Open Pit Reserves

Procedures: The block model resource for West Pit 1, West Pit 3 and Gedex was developed and passed onto the Petrex Mine department where a series of pit designs were run on the measured resource blocks. An optimum reserve was generated and converted into proven reserves taking into account the economics of mining costs, transportation costs and processing costs.

No mining dilution or loss factors have been applied to Black Reef ore by nature of its contact relationships, style of mineralization and absence of groundwater. The mineralized ore within the pit is very easy to recognize and extract cleanly.

Changes in Reserve Model

The most significant change from 2003 is the transfer of reserves into resources in the Gedex open pit deposit. This was as a result of the failure of hydraulic rock breakers to work within the harder Black Reef ore deeper in the pit. New blasting techniques are currently being tested and if successful the Gedex Pit will be put back into reserves.

The depletion in the West Pit 1 proven reserves reflects production and economics factors preventing the conversion of measured resources beyond the current modeled final high wall. Additional drilling is planned to test ore extensions with the objective of increasing reserves in 2004.

Underground and Open Pit Reserves(1)
December 31, 2003

	Tonnes	Grade	Contained Gold
	(000's)	g/t Au	Ounces
			(000's)(2)
Underground Reserves

Proven	1,673	3.91	210

Probable	5,858	3.53	665

Total Proven and Probable	7,531	3.61	875

Open Pit Reserves

Proven	303	3.13	31

Probable	0	0	0

Total Proven and Probable	303	3.13	31

(1)
The reserve and resource numbers quoted in the Company's 2003 Annual Report differ from the numbers reported herein. Validation of the resource and reserves subsequent to the Annual Report identified additional open pit resources that were not reported in the Annual Report. The validation exercise also determined that the open pit reserves as set out in the Annual Report were overstated by 30,000 ounces of gold.

(2)	Subject to recovery losses.

Mining Operations

Most underground mining operations of Petrex are undertaken by mining contractor JIC Mining Services (Pty) Limited ("JIC") who is remunerated on a Rand/kilogram basis for 85% of the contained gold delivered to the mill. The Rand/kilogram rate varies for each shaft depending on the specific mining conditions, transport distance to the mill and other factors. The remuneration covers the cost of labour, stores and certain equipment used in day to day operations and agreed development for prospecting and servicing of new blocks of ground. Major items such as shaft maintenance, compressed air, electrical power and water are paid for by Petrex outside of the JIC contract. Petrex is also responsible for capital expenditures including underground development.

Petrex has recently hired an Underground Operations Manager to provide direct supervision and management for all underground activities. Petrex has also hired a smaller, independent contractor, Jongingozi Mining Services (Pty) Ltd. to restart production from one of the suspended shafts, and to startup a new underground area associated with the West Pit #1 open pit. This work will initially be done on a cost reimbursable basis, but will revert to a Rand/kilogram rate once steady state production has been established.

The open pit operations are managed and controlled by Petrex employees. This includes overall supervision, geology, planning, ore control, surveying and sampling. The mining operations are conducted under contract by Trollope Mining Services ("Trollope"). The contract with Trollope is on a Rand/tonne basis with different rates for ore and waste which rates increase for each 10 metre increment once the pit depth is below 30 metres. A separate rate applies in respect of waste (overburden) that has to be blasted. Escalation clauses negotiated annually are also included to provide for volatility in the fuel price and for increase in the cost of mobile equipment, support facilities and spares. The contract agreement with Trollope is for an indefinite term. Trollope has the right to renegotiate escalation on rates on August 1 of each year.

Petrex has hired an Open Pit Production Manager to directly control all open cast mining operations. This was done to facilitate better planning and coordination between the various open cast mining operations, and to more efficiently manage Trollope.

Third party transport contractors are used for hauling the ore from pit stockpiles to the processing plant at Grootvlei. These small contractors are paid on a rand per tonne basis for ore delivered to the processing plant.

Within the ERB, more than 28 mines have existed at various stages in the history of the goldfields and this basin has been one of the most productive global producers of gold to date. Petrex became the dominant holder of mineral rights and claim areas in the ERB through the amalgamation of the operations of the Nigel, Consmodder and Grootvlei Mines.

Nigel: The Nigel operation extends over an area of 11,945 ha, covering the southern and south central sections of the ERB. The Nigel mining operation consists of two operating shafts. Production from one of these shafts has been suspended pending a detailed evaluation of the resource in the area, and an evaluation of mining methods to improve the overall efficiency of this shaft. The surface facilities and shaft are currently being repaired, and a small, independent contractor has been selected to get this shaft back into production.

Consmodder: The Consmodder mining operation, consisting of two operating shafts, is situated in the northern area of the ERB and covers approximately 10,927 ha.; and the active surface open cast (open pit) mining operations of Petrex from the Black Reef channel and other reefs also occur within the Consmodder lease area. Production from one of the shafts has been temporarily suspended. Reserves and the required development to access them are currently being reviewed.

Grootvlei: The Grootvlei mining operation is situated in the east central portion of the ERB near the town of Springs and borders Consmodder on its eastern rim. This operation comprises a total area of 5,357 ha. Grootvlei consists of five operating shafts (one dedicated to water pumping) and the Grootvlei processing plant.

Open Pit Operations

The Petrex open pit operations are collectively known as the Skukuza operations. There are currently four open pits operating, West Pit 1, West Pit 3, Snake Road and Van Ryn. Mining at Snake Road and Van Ryn was initiated October 2003, after approval of the Environmental Management Plan was obtained. Production from the Gedex pit was suspended in November, 2003 when the hardness of the reef and waste made it uneconomic to continue mining using hydraulic rock breakers. Conventional drilling and blasting cannot be done at Gedex due to the close proximity of houses.

A review of the old data from underground operations at both the north and south ends of the property have identified a number of other targets for future pits. This work is being followed up with diamond drilling and trenching to evaluate the economic viability of the various targets.

Skukuza West Operations

Open pit operations during 2003 primarily focused on mining at West Pit #1. Mining operations at West Pit #3, started with waste removal in the third quarter, followed by initial production during the fourth quarter of 2003. Mining at West Pits 1 and 3 is accomplished using standard drill and blast techniques combined with small backhoes and trucks for highly selective mining. Ore production from West Pit 1 is planned for approximately 30,000 tonnes per month. Mining activities are focused on the Black Reef conglomerates that occur in well-defined channels, and to a lesser extent, the Middle Kimberley's that subcrop against the Black Reef conglomerates. The Black Reef was previously mined from underground, so mining is now focused on the remaining pillars. West Pit 3 is mining an area of the reef that was not previously mined from underground. The reef is fairly close to surface, and is contained in a relatively small area. Stripping for West Pit 3 began in the third quarter of 2003, with initial production in the fourth quarter of 2003. This pit will be completely mined out by the end of 2004.

Waste from West Pit 1 and West Pit 3 has been used to backfill West Pit 2. Only a small corner of the old pit remains to be filled.

A diamond drill program at West Pit 1 has been taking place in advance of the highwall to better define the ore resource at depth so an extension to the current pit design can be completed. This program has recently been expanded to determine what the ultimate pit size could be. The black reef dip has flattened, and the percent of unmined reef appears to be increasing, which may allow for a significant expansion of the pit.

Stoped out areas from the 1940's and 1950's are characterized by backfilling with sand material from stamp mills for support purposes so as to maximize pillar extraction. This sand typically runs at a grade of 1 to 2 g/t. West Pit 1 currently covers an area previously mined in this era, so significant tonnages of sand are being mined.

The majority of the waste at West Pit 1 is dolomite. This material has been sold to a local construction contractor to use in road construction and other similar applications. An initial 1 million tonnes were been sold for 2 million Rand (approximately $233,000). This revenue has been credited against the mining cost and has allowed the pit design to reach deeper levels. A second million tonne dump was sold during the first half of 2003 and additional sales of this material will extend into 2004.

A drilling program to expand West Pit 3 is also in progress. As in West Pit 1, the reef has flattened, so a relatively small pit expansion may be viable.

Gedex Pit

The Gedex open pit mine is situated immediately adjacent to Brakpan North suburb. Because the southern edge of the pit borders against houses, mining methods and hours are restricted. Ore and waste being broken using hydraulic breakers rather than conventional drilling and blasting, and all mining operations are conducted on day shift only. A minimal discomfort allowance was being paid to residents within a 250 metre radius of the pit. Breaking ore and waste with hydraulic breakers is slightly more costly than conventional drilling and blasting, but results in more selective mining and less dilution of the ore. Ore production from Gedex reached a production rate of over 20,000 tonnes per month, but production has now been suspended. The hardness of the rock increased to a point that the hydraulic rock breakers could no longer produce economically. Petrex is currently testing a product called GIFT for breaking rock. This new product is designed specifically to break rock with very low noise, no fly rock and very low surface vibration. Initial tests at the Snake Road area have been successful, and Petrex will now test GIFT on harder rock at Van Ryn. If successful, this product will be evaluated for use at Gedex. The community of Brakpan North would have to agree to the use of this product, and the Environmental Management Plan would have to be amended, before mining operations could resume.

Unlike West Pit 1, the Black Reef in the Gedex pit has never been mined. This also makes it much easier to evaluate the reserve using diamond drill holes. Additional diamond drilling was completed to better evaluate this resource and provide additional information for an expanded pit design. Evaluation of this data has been put on hold pending a solution for breaking rock at a reasonable cost in close proximity to houses.

Van Ryn and Snake Road

Petrex was also producing ore from the Van Ryn open cast operation until late 2002 when this work was suspended. This consisted mainly of mining remaining pillars and the stamp mill sand that was placed in the underground openings for ground support. Petrex suspended mining pending the collection of additional data required for longer range mine planning and the approval of a new Environmental Management Plan covers both the Van Ryn and Snake Road areas.

Production at Van Ryn started up again in October 2003, but has had limited success. A number of pillars that were targeted for extraction were much smaller than shown on the old underground plans, or in some cases were completely mined out. This has resulted in lower production tonnage at a lower grade. Petrex is currently re-evaluating this area. Conventional drilling and blasting methods can be used at Van Ryn.

Production from Snake Road also started in October 2003. Production is focused on groups of small reefs that have not been mined from underground, and pillars and sand in areas that have been previously mined. The reefs in this area dip very steeply, so only very shallow mining can be accomplished with reasonable stripping ratios. To date, reef grades have been very erratic. As a result of this, Petrex has initiated close spaced drilling along the higher grade reefs to assist in the evaluation of open pit targets.

Mining at Snake Road is restricted to the use of hydraulic rock breakers for breaking both reef and waste. In an attempt to improve production rates and mining costs, Petrex has been authorized to test a new product named

GIFT, which stands for Gas Induced Fracture Technology. GIFT has been defined as a "non-explosive explosive". It is placed in a drill hole and stemming is added as with conventional explosives, but it is a very low velocity product that produces a very large amount of gas. Because of the extremely low velocity, the associated noise levels and surface vibration are fractional when compared to conventional explosives. There is also little to no fly rock. Tests to date have been successful and will continue.

Grade Control

Grade control within the open pits is based on visual observations coupled with channel sampling results. Channel samples are cut at approximately 3 m intervals in the pit. The mining takes place in 10 metre lifts. After the extraction of each lift, the floor is re-sampled, giving an effective coverage of 3 m x 15 m.

In almost all cases, ore material is readily distinguishable from waste and personnel trained in ore identification assist in ore extraction and defining waste and ore pit stockpiles. Reconciliation is loosely based upon the comparison between sample blocks and their original estimates prior to sampling. Comparisons are also made between sample stockpile grades and mill feed grades and the estimated grades of extracted blocks.

A dilution factor of 18% has been used for budget projections in estimating contained gold delivered to the mill from the West Pit 1 and West Pit 3 operations. At Gedex, this factor was only 5% because of the use of hydraulic rock breakers rather than conventional drilling and blasting.

Underground Operations

The mining method practised is that generally employed to exploit shallow narrow reefs of mineralization of the Witwatersrand basin. Access to the reef is through reef drives driven along strike followed by raising or winzing on reef. Payable blocks of reef are established by sampling the on reef development and current stope faces. Unpayable reef blocks might be left unmined. Regional and panel pillars are laid out in terms of the code of practice. Both updip mining and breast stoping configurations are applied. The mining strategy fully utilizes the flexibility provided by the low stress conditions and strong unjointed rock. The workings are shallow as there is an absence of seismic activity and high temperature mining conditions.

In the other deeper shafts where mining is taking place on the UK9A horizon at depths of between 600 and 700 m, current stoping is extracting small isolated blocks of payable reef within the large unpayable areas. As a result, the mining of these blocks will have little effect on surface. The UK9A is situated approximately 250 to 400 m above the extensively mined out Nigel or Main Reef. The isolated pillars left on the Main Reef horizon induces high stress on reef blocks on the UK9 horizon. The rock mechanics specialists have taken this factor into account when planning for future mining on the UK9A.

Clean efficient mining practices are mandatory to maintain planned ore grades delivered to the mill. Many of the reefs being mined are very thin (less than 20 cm), and the gold is in the softer matrix of the reef material which makes it susceptible to loss if not properly handled. Keys to efficient mining include:

  control of stope heights (generally between 75 cm and 120 cm) to minimize dilution with the rock above and below the reef material, precise control of drilling and blasting to minimize the amount of fines generated from the reef, maintain short scraping distances to prevent milling of the ore and fines liberation during extractions form the mine, complete extraction of reef from the stope area including sweepings from the floor of the stope, control of water to prevent washing the fine, high grade particles away, and removal and processing of any mud that is generated from the reef mining areas.

Mining practices in these very low stopes is very labour intensive. Miners working in these areas spend the majority of their shift working on their hands and knees. Air percussion drills are used for drilling blast holes, and conventional explosives are used to load the holes and blast the reef. Scrapers, cable winches that drag a bucket along the floor to remove the ore, are then used to "scrape" the material out of the working face and into scraper gullies. From here, additional scrapers are used to move the ore to the main haulage ways where it gets loaded into rail cars. The rail cars are then transported to the various shafts and the ore is either hoisted or conveyed to surface. At all but #4 shaft, the ore is loaded on trucks and hauled to the centrally located process plant. Ore from #4 shaft goes directly onto a conveyor, and is fed to the ore silo ahead of the SAG mills.

Management of water in and from the underground workings is also critical for successful mining operations. Water is currently channelled to #3 shaft on the Grootvlei property for pumping to surface and treatment. Pumping rates vary between 60 and 85 megalitres per day depending on the season.

Exploration

Previously, mining and exploration targets for the various reefs terminated against a property boundary. The consolidation of the properties under Petrex ownership has enabled the possibility to explore the extension of payshoots over such property boundaries. In addition, the Company considers that exploration potential at the open-pit operations is significant in that considerable near surface strike extent occurs which remains untested. Exploration of the strike extent and assessment of historical mining limits from underground operations has to date been limited and as such, the Company considers this to be an exploration target worthy of further work with immediate effect.

Potential exists to re-assess certain blocks, which have been excluded from the block listing, specifically those currently located in flooded areas. Total material excluded from the resource block listing amounts to approximately 15 million tonnes grading 2.5 to 3.0 g/t of gold. This warrants further investigation which may result in a portion thereof being upgraded to mineral resource status and potentially mineral reserves.

The Company considers, given the flexibility of its operation, that Petrex has an excellent opportunity to capitalize on a successful exploration program that either identifies additional resources, or upgrades the confidence levels of the currently defined inferred resources to indicated resources, particularly in the area of the Van Ryn deposit. Any new discoveries could positively impact the current operating results projected in the current 10 year mine plan.

DEVELOPMENT PROJECTS

Refugio Property, Chile

Through a jointly owned operating company, Compania Minera Maricunga ("Maricunga") Bema owns a 50% interest in the Refugio Mine, a previously producing open pit, heap leach gold mine in Chile which was placed on care and maintenance in June 2001 pending higher gold prices. The remaining 50% interest in Maricunga is owned by Kinross Gold Corporation ("Kinross").

The Refugio Mine facilities were constructed in 1995 and production began in 1996. Due to the mine's poor cost performance in 2000, the low prevailing gold price and the requirement for significant additional capital to build leach pads in the second quarter of 2001, Bema and Kinross agreed to cease mining operations effective from June 1, 2001. Maricunga has continued residual leaching of the heaps since the closure of the active mining operations, and recovered 25,970 ounces of gold in 2002 and 14,440 ounces of gold in 2003, of which the Company's share is 50%. On December 4, 2003, the Maricunga Board of Directors, comprised of representatives of Bema and Kinross, approved the recommencement of gold mining operations at the Refugio Mine. This decision was based on a successful exploration drilling program in 2002 and 2003 that resulted in an expansion of ore reserves sufficient for a mine life in excess of nine years. Completion of a construction retrofit and recommencement of active mining operations is scheduled for the fourth quarter of 2004.

Chile - Economic and Political Climate

Beginning in the late 1980's with a referendum by the military government of Augusto Pínochet and successive elections in 1989 and 1993, the government completed its transition to a stable civilian democracy. Elections in December 1999 resulted in the current government led by President Ricardo Lagos.

Mining has historically been a significant factor in the Chilean economy. Given the history of mining in the country, Chile has the infrastructure and trained personnel required for modern mining operations.

There are currently no significant restrictions on the repatriation from Chile of earnings by foreign entities. Foreign entities have the right to repatriate from Chile their earnings after payment of all Chilean tax, including a tax on the amount of earnings distributed to foreign persons by way of a dividend, which, in the case of Bema, results in an effective combined tax rate on such earnings of 35%.

There can be no assurance that the current economic and political stability in Chile will continue throughout the period in which Bema is looking to recommence mining at and operate its Refugio Mine and develop the Cerro Casale Deposit or that government regulations will not be changed in a way that will adversely affect Bema's operations in the country. Based on a foreign investment contract DL600 signed with the Republic of Chile, foreign investors, such as Bema, may elect to be protected against possible future income tax increases exceeding 42%, in that foreign investors may elect on a one-time basis to fix their tax rate at 42% for a 20 year period. As the current effective combined tax rate is 35%, Bema has not made this election.

Acquisition of Refugio Property

Agreement with Compañía Minera Refugio ("CMR")

In January 1993, Bema exercised its rights under an option agreement and acquired its 50% interest in the Refugio Property from the original Chilean owner, CMR and concurrently CMR sold its 50% remaining interest in the core area of the Refugio Property known as the Maricunga Ground (more specifically described below under "Property Position, Location and Access") to Amax Gold, now Kinross (the "CMR Transaction"). See "Agreement with Kinross".

As part of this transaction, Bema became responsible for payment of a net smelter return royalty to CMR on Bema's share of production from the core area of the Refugio Property, defined below as the Maricunga Ground. This royalty is payable by Bema to CMR on a sliding scale ranging from 2% (if the gold price is less than $340 per ounce) to 5% (if the prevailing gold price is equal to or exceeds $470 per ounce) with the royalty to be paid only until CMR has received the equivalent value of 37,000 troy ounces of gold. To December 31, 2003, Bema had paid approximately $3.2 million or the equivalent of 10,343 ounces of gold to CMR under this royalty.

Bema and CMR were initially equal partners on all of the Refugio Property outside of the core Maricunga Ground. This surrounding area was intended to be explored and developed through jointly owned Compania Minera San Damian ("San Damián"). In 2001, CMR elected not to continue with its interest in San Damian and Bema completed an agreement with San Damian whereby, as per the original joint venture agreement, Bema acquired CMR's interest in exchange for a 2.5% net smelter royalty. This royalty will commence upon commencement of production from the San Damian property and continue for up to a 40 year period.

Agreement with Kinross (formerly Amax Gold)

As part of the CMR Transaction, Bema and Kinross entered into agreements to proceed to jointly develop and exploit the defined mineral deposits located on the core Maricunga Ground (defined below). One of these deposits, the Verde Deposit, was exploited as the Refugio Mine until June, 2001.

The operating corporation, Maricunga, which is held equally by Bema and Kinross, has agreements in place with Bema and CMR that allow Maricunga to mine geologically contiguous extensions of ore deposits found on the Maricunga Ground that extend onto the surrounding mineral claims and to use the area immediately surrounding the Maricunga Ground for project needs. Surface rights that cover the known mineralization on the Maricunga Ground and are being used for the mine facilities, are owned or controlled by Maricunga under lease or applications to purchase from Chilean governmental entities or agreements with Bema and CMR.

The overall management of Maricunga is vested in the board of directors of Maricunga which consists of four members, two each from Kinross and Bema. The Board Chairman, a Kinross appointee, has the deciding vote on non-strategic decisions, giving Kinross effective day-to-day operating control of the project. However, so long as Bema and Kinross each own 50% of the shares of Maricunga, all strategic decisions of Maricunga, such as significant capital expenditures, annual work programs and budgets effectively require unanimous Board approval at the Maricunga level.

Property Position, Location and Access

The Refugio Property comprises certain core mineral claims and related rights owned by the operating company, Maricunga, as well as certain surrounding mineral claims and related rights owned by San Damian. The Company owns 50% of the shares of each of Maricunga and San Damian.

The core portion of the Refugio Property owned by Maricunga hosts the Verde and Pancho Deposits and the Guanaco and Cerro Tinto exploration zones (the "Maricunga Ground"), including the Refugio Mine, and is comprised of the following claims, all located in the Maricunga Mining District in north eastern Chile:

(1)	Refugio Claims: 130 mineral claims covering a total area of approximately 1,600 acres; and

(2)	Buffer Zone Claims: An additional 345 mineral claims, covering an area of approximately 4,250 acres.

Maricunga also owns surface rights which overlie these mineral claims and provide the surface areas required for leach pads, waste dumps, camp and other facilities, as well as six government concessions for exploitation of underground water.

The portion of the Refugio Property surrounding the Maricunga Ground and owned by San Damian comprises 53 constituted mineral claims covering a total area of approximately 9,991 hectares.

The geographic location of the property is at an altitude of 13,100 to 14,800 feet (4,000 to 4,500 metres) above sea level within the Atacama Desert in the Andes Mountains, some 800 kilometres north of the capital city of Santiago. The Refugio Property is accessed by a 3.5 hour drive on a good gravel road from the regional centre of Copiapo. Copiapo is a community of approximately 150,000 persons and is capable of providing the mining-oriented infrastructure required to provision and sustain mining operations.

The local topography is one of rounded, flat-topped hills. The climate at the Refugio Property is generally sunny with summer (November to late May) temperatures up to 20ºC during the day and below 0ºC at night and a winter temperature range of 0º to 5ºC during the day and down to –30ºC at night. Prior to 1997 Refugio had been operated through the Chilean winter without interruption. In 1997, however, the area faced the most intense series of winter storms in recent history, which storms caused interruptions in mining operations in June and July of that year. During 1998 Bema completed the construction of a new access road and rebuilt certain camp facilities to make them better able to withstand extreme weather conditions.

Access to water is important for the heap leaching extraction process which Bema uses at the Refugio Mine. Although precipitation is limited in the area, subsurface water is available on and near the property. Three production water wells have been drilled on government water concessions held by Maricunga some 26 kilometres northeast of the Refugio Mine. Pump tests and sustained production from these wells indicate sufficient capacity to support mining and leaching operations at the Refugio Mine for the foreseeable future.

Maricunga has to date generated electrical power for the Refugio Mine on-site with diesel generators but in connection with the planned recommencement of mining later this year, electrical power will be accessed from the national grid system upon completion of a new powerline.

Geology and Mineralization

The Refugio Property area is underlain by Upper Oligocene to Lower Miocene sediments and volcanics which have been intruded by numerous dacitic hypabyssal intrusives and breccias. Mineralized gold-copper stockworks occur in certain of these intrusives.

Previous exploration on the Refugio Property by Bema has outlined two main areas of mineralization, the Verde Deposit mined as the Refugio Mine, and the Pancho gold-copper deposit. Both deposits are large, disseminated, gold-copper and quartz-magnetite stockwork systems related to porphyritic, hypabyssal, dacitic intrusive bodies.

The Pancho deposit is located two kilometres northeast of the Verde deposit.

Mineralized stockwork fracturing along a north 40º west trend at the Pancho and Verde zones is thought to be related to tensional fractures associated with the north-south regional faults. The north 40º west mineralizing trend is common in other deposits in the Maricunga District which are currently under development.

Common to both deposits is gold and copper mineralization in association with areas of extensive silicification, quartz-magnetite disseminations, quartz-magnetite stockwork, sheeted quartz-magnetite veins, supergene argillic alteration and hypogene quartz-sericite alteration.

Verde and Pancho Deposits - Reserve and Resource Estimates

A total of 56,000 metres of drilling was completed during 2002 and 2003 on the Verde and Pancho deposits. As a result of the drilling, the estimated ore reserves for both deposits were updated by the technical staff of Kinross as at August, 2003. The reserves were generated using a gold price of $350 per ounce.

Verde and Pancho Deposits
Proven and Probable Reserve Estimates at $350 Gold Price(1)

	Tonnes (000's)	Average Gold Grade (g/t)	Contained Gold(1)(2) (ounces)
Proven	98,320	0.88	2,781,736
Probable	25,734	0.80	661,894
Total Proven & Probable	124,054	0.86	3,443,630

(1)	Bema has a 50% interest in these reserves.
(2)	Subject to recovery losses.

Estimated resources for the Verde and Pancho deposits were calculated by Kinross in August 2003, at a 0.4 g/t cutoff grade and include the estimated reserves set out above.

Verde and Pancho Deposits - Resource Estimates(`1)

Resource Class	Tonnes (000's)	Average Gold Grade (g/t)	Contained Gold (2)(3)(4) (000's of ounces)
Measured	122,307	0.83	3,263
Indicated	96,242	0.71	2,197
Inferred with $400/ounce pit	73,248	0.64	1,507

(1)	Includes proven and probable reserves.
(2)	Bema has a 50% interest in these resources.
(3)	Subject to mine planning, recoveries and infill drilling to be converted to reserves.
(4)	Subject to mining dilution and recovery losses.

Wes Hanson, Geologist with Kinross is the Qualified Person within the meaning of the instrument who has supervised the preparation of such disclosure.

Kinross Technical Services verified the initial database ("IDB") for purposes of these estimates. Original drill logs, assay certificates, survey worksheets and other original data were located and used to verify the data contained in the IDB. Verification of the historical data includes: collar location, collar azimuth and dip, downhole azimuth and dip, total gold and copper analyses, cyanide soluble gold and copper analyses, primary lithology code, primary alteration code and primary oxidation codes. Assay certificates and original logs were found for approximately 80% of the historical data. Brian Scott, Chief Geologist, is Bema's Qualified Person with respect to the verification of this disclosure.

Mining and Processing

Mining of ore at the Refugio Mine began December 1995, with ore processing commencing in January 1996, and the first gold pour achieved on April 13, 1996. The mine officially commenced commercial production on October 1, 1996.

Mining and crushing operations at the Refugio Mine were temporarily shut down in November 2000 due to a dispute with the mine's operator and poor operating performance. Mining and crushing operations at the Refugio Mine recommenced temporarily on December 16, 2000. The Company and Kinross, the other 50% owner of the Refugio Mine, had agreed to recommence mining until May 31, 2001 based on a jointly approved 2001 budget that took advantage of favourable mining and heap leaching conditions during the Chilean summer and reflected changes and repairs made to the crushing plant while mining was suspended. Due to the mine's poor cost performance in 2000, the low gold price and the requirement for significant additional capital to build leach pads in the second quarter of 2001, the Company and Kinross agreed to cease mining effective June 1, 2001 and commence residual leaching as active mining activities were placed on care and maintenance, pending higher gold prices. Since mining operations were suspended, residual leaching has continued with the gold recovery plant being closed during the winter months. The remainder of the facilities remain on care and maintenance.

The transformation from mining to residual leaching operations proceeded as planned and on budget. Residual leaching has continued since mining operations were suspended and is currently ongoing. During the Chilean winter, June through September, Maricunga has been shutting down the gold recovery plant and going to minimum crews that manage the water balance in the heap. Official production from residual leaching concluded at the end of May 2002. The additional recovery of gold during the fourth quarter of 2002 and in 2003 is being considered, for accounting purposes, as a credit against the care and maintenance costs, recorded in the Statement of Operations of the Company's consolidated financial statements. In 2003, modifications were made to allow partial operation of the gold recovery plant while at minimum crew levels during the Chilean winter. Full leaching operations resumed again in October 2003. Gold recovery from residual leaching has continued to have an incremental benefit and has reduced the care and maintenance costs of the property through 2003, and will continue to do so until the planned recommencement of active mining operations in late 2004. Total gold recovered in 2002 was 25,970 ounces (12,985 ounces attributable to the Company). Gold recovery for 2003 was 14,440 ounces (7,220 ounces attributable to the Company).

Recent Exploration and Planned Development

A $5.4 million program (the Company's share 50%) consisting of $5.2 million for exploration and development drilling and metallurgical testing and $200,000 for feasibility studies was approved by the Company and Kinross in 2002. All of the field work associated with this program has been completed. The goal of this program was to increase the mineable reserves which would increase the mine life and, as a result, improve project economics. Drilling and metallurgical test work began during the fourth quarter of 2002.

The resulting 56,000 metre drill program was successful in expanding reserves to justify a greater than 25% planned expansion of daily throughput compared to historic production levels. Initially the Verde pits are scheduled to produce 40,000 tonnes of ore per day which will be crushed and placed on the leach pads. Subsequently, the new Pancho pit, expected to be mined at 35,000 tonnes of ore per day, will extend the mine-life to approximately 9 years at an assumed gold price of $350 per ounce. Life-of-mine annual gold production is expected to range from 230,000 to 260,000 ounces on a 100% basis at a projected total cash cost averaging approximately $228 per ounce.

Results of metallurgical tests were very similar to previous programs. Both the Verde and Pancho deposits are amenable to crushing and heap leach gold extraction. It is not economically justifiable to convert the Refugio plant to a milling operation. Recoveries would be higher for a milling operation, but do not support the additional capital expense and increased operating costs. Higher grade copper zones in the Pancho deposit will require additional test work to determine the best processing option and crush size.

Some of the waste at Verde and Pancho is acid generating. Potential problems with acid generation is expected to be mitigated with waste dump planning.

In December 2003, the Company and Kinross approved the recommencement of gold operations at the Refugio Mine. Production is expected to recommence late in the fourth quarter of 2004. Initial capital costs on a 100% basis for the expanded project are estimated at approximately $71 million (the Company's share is 50%) to repair and replace critical components of the existing infrastructure, increase reliability, improve serviceability and provide a safe and efficient work environment. In addition, a new mining fleet will be purchased and is anticipated to be financed through a capital equipment lease of approximately $30 million. Major capital items include plant modifications and upgrades, a modest pre-stripping program and 110-kilometre power line, connected to the Chilean grid, which will replace the previous diesel-generated power. The Company is financing its 50% share of the capital requirements from proceeds of a recent issue of $70 million of Convertible Notes in Europe.

The combination of improved gold prices and expanded reserves have resulted in robust economics being projected for the expanded Refugio Mine operation. At the base case gold price of $350 per ounce, the proven and probable reserves (100% basis) are estimated at 124,054,000 tonnes at a grade of 0.86 grams of gold per tonne for 3,433,000 contained ounces of gold. The base case project economics indicate a projected pre-tax internal rate of return ("IRR") of almost 21% and an estimated payback of approximately 3.8 years. The sensitivity analysis of the project economics yields a projected IRR of approximately 34% and an estimated payback of 2.6 years at a gold price of $400 per ounce.

The conclusions reached in Maricunga's recent studies, are estimates and projections only and are based upon numerous assumptions, many of which may prove to be materially different than the actual circumstances which will exist during recommencement and operation of the Refugio Mine. There can be no assurance that the estimates, projections and assumptions will be borne out in actual operations.

Permitting/Environmental

Recommencement of mining and processing operations at Refugio can be done under the existing operating and environmental permits which remain in good standing. A number of the modifications being made to the facilities were done in part to assure that Maricunga can meet the conditions of the existing operating permits. Examples of this include upgrades to the fine crusher building to control spillage and dust, and upgrades to the camp facilities to assure that existing safety and health standards are met.

New permits were required for construction of the power line to the site. This included completing archeological studies along the proposed route, as well as the collection of base line environmental data. Approval for the installation of the power line has been granted.

Aldebaran Property, Chile

The Aldebaran Property is owned by Compañía Minera Casale ("CMC"), a Chilean contractual mining company. CMC is indirectly owned 24% by Bema, 25% by Arizona Star Resource Corp. ("Arizona Star") and 51% by Placer Dome, subject to the shareholders' agreement with Placer Dome described below. The Aldebaran Property is being managed by Placer Dome as operator, however, Bema and Arizona Star have representation on the board of directors of the operating company, CMC, and on management and technical committees.

Acquisition of Aldebaran Property

Bema originally acquired a 49% interest in the principal portion of the Aldebaran Property from Minera Anglo American Chile Limitada ("MAAC") for total consideration of $4,000,000 and a sliding scale net smelter return royalty payable on Bema's share of production, which royalty obligation commences at a level of 1% at $425 per ounce gold, and increases if gold prices go higher, subject to a maximum royalty amount payable of $3,000,000.

Arizona Star had originally earned a 51% interest in the principal portion of the Aldebaran Property in September 1994, by incurring an aggregate of $4,000,000 in exploration expenditures and paying $2,000,000 to MAAC. Bema owns approximately 5% of the shares of Arizona Star and manages its affairs.

On a portion of the Aldebaran Property that was separately, and subsequently, acquired by Arizona Star from MAAC, known as the Yeguas Heladas claims, Bema also acquired a 49% interest by reimbursing Arizona Star for $150,000 of acquisition costs and subsequently paying 49% of the remaining $2,500,000 of acquisition costs to MAAC.

Pursuant to a shareholders' agreement dated January 28, 1998 and amended and restated June 5, 2003 (the "Shareholders Agreement"), Bema and Arizona Star proportionately transferred to Placer Dome a 51% interest in the Aldebaran Property. In consideration, Placer Dome paid Bema and Arizona Star $10 million cash ($4.9 million to Bema and $5.1 million to Arizona Star) and subscribed by way of private placement for an additional $10 million of shares of Bema and Arizona Star (including 907,807 Bema Common Shares for proceeds of $4.9 million). Under the terms of the Shareholders' Agreement, Placer Dome was required to complete a final feasibility study on the Cerro Casale gold-copper deposit by February 2000 and expend additional funds in the same two year period on other exploration targets on the Aldebaran Property. In January 2000, PDTS completed the required final feasibility study and other required exploration work (see "Feasibility Study" below). Pursuant to the terms of the Shareholders Agreement, Placer Dome, having completed the final feasibility study within the required 24 month period, can maintain its 51% interest in the Aldebaran Property by electing to proceed with development of the mine and then arranging up to $1.3 billion of project construction financing and commencing construction of the mine. Project financing would include a $200 million equity contribution to be made by Placer Dome on behalf of all the shareholders.

Property Position, Location and Access

The Aldebaran Property is located at the southern end of the Maricunga Mining District of Chile, approximately 145 kilometres southeast of the city of Copiapo and approximately 30 kilometres south of Bema's Refugio Mine.

The Aldebaran Property, which includes the Cerro Casale deposit, is comprised of the Horus 1-280, Olimpo 1-293, Marte 1-300, Cachito 1-1,298 and Nevado 1-840 mineral claims and several smaller claims totalling approximately 15,000 hectares.

Access to the Aldebaran Property from Copiapo is via 179 kilometres of road, of which 25 kilometres are paved. This new road, passing close to La Guardia and following the Rio Turbio eliminates the need to cross any high mountain passes. The maximum elevation of the new road is its termination at the minesite. Maintenance of the lower section of this road is shared with Maricunga, operating company for the Refugio Mine.

Exploration History

The Aldebaran Property was held by MAAC from 1983 to 1991. MAAC's work over a number of field seasons identified several target areas on the property but the Cerro Casale deposit was the most obvious bulk mineable gold target on the Aldebaran Property and consequently received the most attention. MAAC's work on Cerro Casale outlined a northwest-southeast oriented zone of strong quartz stockwork development containing significant gold values together with widespread hydrothermal alteration.

Arizona Star started exploration work in March 1991 and aggregate exploration and development expenditures on the Aldebaran Property, excluding acquisition costs, were approximately $40.6 million to December 31, 1997 of which Bema funded $16.7 million. Exploration to date has focused primarily on the Cerro Casale deposit and a feasibility study on the initially outlined near surface gold oxide deposit was partially completed in November 1996, however, finalization of this feasibility study was suspended because of the discovery of a large gold-copper porphyry system below the near surface oxide deposit.

In March 1996, deep drilling in reverse circulation hole 176 intersected a breccia zone which contained 42 metres of 17.7 g/t gold and 1.5% copper. As a result of this hole and several other deep reverse circulation drill holes that bottomed in gold copper sulphide mineralization, Bema and Arizona Star decided to halt work on the near surface oxide deposit and to commence a deep diamond drill program. The first two holes of this extended program intersected significant gold-copper mineralization in a breccia and the surrounding host porphyry mineralization.

Further deep drilling has since outlined a large gold-copper porphyry deposit at Cerro Casale, which contains a substantial tonnage of sulphide mineralization. The Cerro Casale deposit is a gold-copper porphyry sulphide deposit. Gold-copper mineralization is contained within a strong stockwork system hosted by potassicly altered intrusive rocks. The copper has been leached out of the oxide part of the deposit with some copper being reprecipitated at the oxide-sulphide boundary to form a poorly developed enriched blanket. An independent prefeasibility study completed in October 1997 recommended proceeding with a final feasibility study. Placer Dome's affiliate, PDTS produced a final feasibility study on Cerro Casale in January 2000 and completed exploration work on other areas of the Aldebaran Property. The feasibility study is summarized below.

Feasibility Study

In January 2000 PDTS completed, on behalf of CMC, a feasibility study (the "2000 Feasibility Study") on the Cerro Casale deposit. The study was undertaken to investigate the technical, environmental and economic aspects of the Cerro Casale Project. A project base case ("base case") was selected and sensitivities were evaluated with variations in capital costs, operating costs and metal prices. The 2000 Feasibility Study confirmed that the Cerro Casale deposit was technically feasible as a large scale gold copper mine assuming certain parameters including life-of-mine prices of $350 per ounce for gold and $0.95 per pound for copper.

The 2000 Feasibility Study contemplates a large scale open-pit gold copper mine, with estimated mineable proven and probable reserves containing 23 million ounces of gold and six billion pounds of copper from 1.035 billion tonnes of ore grading 0.69 g/t gold and 0.26% copper using a gold price of $350 per troy ounce and a copper price of $0.95 per pound. The study concludes that the optimal processing rate would range from 150,000 to 170,000 tonnes per day for a projected average production of 975,000 ounces of gold and 287 million pounds of copper annually over an 18 year mine life. Cash operating costs, net of copper and silver credits are projected at $98 per ounce of gold, while total costs per ounce of gold, including operating costs and initial and ongoing capital costs, are estimated to average $203 per ounce of gold, net of copper and silver credits. Initial capital costs, before financing costs, were estimated in the 2000 Feasibility Study at $1.43 billion.

Even though gold and copper prices were weak during 2001, Placer Dome continued to advance the project by expending over $5 million on environmental permitting and securing water rights sufficient to build and operate a mine as envisioned by the 2000 Feasibility Study. During March 2001, the completed Environmental Impact Study was submitted to the Chilean regulatory authorities. Formal approval of the Environmental Impact Study was received in February 2002. With the environmental permitting and water rights in hand, the Cerro Casale project is substantially ready to proceed if metal prices improve sufficiently to support project financing.

During 2002, Placer Dome continued to manage the property position, advance other permitting issues, and secure additional minor water rights. Placer Dome's expenditures on Cerro Casale in 2002 totalled approximately $1.2 million for care and maintenance issues, and a payment of approximately $0.4 million for additional water rights.

During 2003 and early 2004, as a result of improving metal prices, PDTS updated the capital and operating costs for the 2000 Feasibility Study and these results were reported on April 6, 2004. The update indicates an increase in project capital costs from $1.43 billion to $1.65 billion. The project capital cost estimate, in the update of the 2000 Feasibility Study, includes a contingency of $150 million. Site operating costs increased marginally from $4.70 to $4.90 per tonne milled. Assuming a copper price of $0.95 per pound, Cerro Casale's cash operating costs are now projected at approximately $115 per ounce of gold (net of copper credits) and total costs including amortization and depreciation of capital are projected at approximately $225 per ounce.

Technical aspects of the 2000 Feasibility Study including the reserve estimate were not updated so they remain unchanged from the original study. Opportunities to optimize technical aspects of the project were identified during the update and these will be evaluated over the coming months. It is expected that the board of directors of CMC will meet shortly to approve a budget to carry out these activities.

CMC is continuing to evaluate a range of financing options to identify terms and conditions that would produce an acceptable financing structure and enable a decision on project development. In parallel, this work includes advancing discussions on key commercial contracts and long-term marketing off-take arrangements. The Company, Arizona Star, Placer Dome and certain of their affiliates have agreed to a deferral of Placer Dome's quarterly obligation to deliver a certificate respecting the financeability of Cerro Casale until June 30, 2004.

Mineral Reserves

The following disclosure of mineral reserves, while extracted from the 2000 Feasibility Study prepared by PDTS, has been prepared by Bema with reference to National Instrument 43-101. Tom Garagan, Vice President, Exploration, of Bema is the Qualified Person within the meaning of the instrument who has supervised the preparation of such disclosure. The 2000 Feasibility Study was prepared by PDTS prior to National Instrument 43-101 becoming effective and does not estimate on a separate basis, proven and probable mineral reserves.

The Cerro Casale proven and probable mineral reserves, as summarized below, were estimated from a mineral resource which, at a 0.4 g/t gold cutoff, hosts a measured and indicated mineral resource of 1.114 billion tonnes at an average grade of 0.71 g/t gold and 0.27% copper containing 25.4 million ounces of gold and 6.4 billion pounds of copper. The resource model contains an additional inferred mineral resource, which at 0.4 g/t gold cutoff hosts 171 million tonnes at an average grade of 0.62 g/t gold and 0.12% copper containing 3.4 million ounces of gold and 0.45 billion pounds of copper.

Mineral Reserves (Proven and Probable)

Grade			Contained Metal(1)
Tonnes	Gold (g/t)	Copper (%)	Gold (oz)	Copper (lbs)
1.035 billion	0.69	0.26	23 million	6 billion

       (1) Subject to mining dilution and recovery losses.

Estimated metal recoveries and projected production levels from the 2000 Feasibility Study are summarized as follows:

Production Estimate
Daily Throughput	Recoveries		Recoverable Metal		Average Annual Production
(tonnes)	Gold	Copper (1)	Gold (oz)	Copper (lbs)	Gold (oz)	Copper (lbs)
150,000 - 170,000	76.3%	87.1%	17.5 million	5.2 billion	975,000	287 million

     (1) 89.9% for sulphide material which comprises approximately 90% of the mineral reserve on a tonnage basis.

Feasibility Study - Estimates and Projections

The following is a summary of the estimates and projections contained in the 2000 Feasibility Study with respect to the economics of the Cerro Casale Project:

Gold price:		$350 per ounce
Copper price:		$0.95 per pound
Total operating cash cost per tonne: (on-site and off-site)		$6.31
Initial capital cost:		$1.43 billion
Operating costs (net of copper and silver credits):		$98 per ounce of gold
Total costs (net of copper and silver credits):		$203 per ounce of gold
Internal rate of return (pre-tax):		11.6%
Internal rate of return after 15% tax rate(1) :		10.7%
Pre-tax net cash flow:	@ 0% discount	$2.56 billion
Project net present value:	@ 5% discount	$915 million
Project net present value after 15% tax rate (1) :	@ 5% discount	$736 million
Project payback:		7.1 years
(1) Chilean first category tax rate of 15%

The study concludes that the project is very sensitive to metal price variations and less sensitive to variations in operating and capital costs. Using a gold price of $325 per ounce and a copper price of $0.95 per pound, the net operating cash cost per ounce and the net total cost per ounce of gold remain the same, while the pre-tax internal rate of return is reduced to 10% and the 5% discounted net present value ("NPV") would be $676 million. Using these same prices the 5% discounted after tax NPV is $531 million and the internal rate of return would be 9.2% .

In April 2004, PDTS updated the 2000 Feasibility Study and following is a summary of the major differences between the 2000 Feasibility Study and the updated feasibility study:

Cost Area	January 2000 Feasibility Study Cost M$	March 2004 Feasibility Study Update (Cost $M)	Difference M $	% Change
Capital Cost	1,431	1,649	218	15.2
Sustaining Capital	273	288	15	5.5
Site Operating Cost ($/t milled)	4.70	4.90	0.20	4.3

The 2000 Feasibility Study and update are estimates and projections only and both are based upon numerous assumptions, many of which may prove to be materially different than the actual circumstances which may exist during construction and operation of the mine. There can be no assurance that the estimates, projections and assumptions will be borne out in actual operations.

Care and maintenance costs at Cerro Casale totalled approximately $931,000 during 2003. Costs for the initial work on the feasibility study update during the fourth quarter of 2003 were approximately $172,000. Placer is required to pay for the first $900,000 of costs, plus the Chilean IVA (sales tax) per annum. Any amounts over that are divided equally amongst the partners.

Kupol Gold and Silver Project, Russia

Acquisition of Kupol Project

On December 18, 2002, the Company announced that it had completed the terms of a definitive agreement with the Government of Chukotka, an autonomous Okrug (region) in northeast Russia, to acquire up to a 75% interest in the Kupol gold and silver project. The Company can acquire a 75% interest on the following basis: (i) an initial 20% interest by paying $8 million cash (paid in December, 2002) and expending a minimum of $5 million (expended) on exploration on the Kupol property by December, 2003; (ii) a further 10% interest by paying $12.5 million in cash by December 31, 2003 (paid); (iii) an additional 10% interest by paying $10 million in cash and expending an additional $5 million on exploration by December, 2004; and (iv) the final 35% interest by completing a bankable feasibility study and by paying $5.00 per ounce for 75% of the gold identified in the proven and probable reserve categories in the feasibility study (within 90 days of the completion of the feasibility study). Upon commencement of mine construction, the Company must pay a further $5.00 per ounce of gold for 75% of the ounces identified in the proven and probable reserves contained in the feasibility study. To date the Company has earned a 30% interest in the Kupol project.

The Company also entered into a finder's fee agreement with an arm's length third party pursuant to which it will pay a finder's fee in the aggregate amount of up to $1.35 million, in cash or shares at the Company's election of which $350,000 has been paid by the issuance of 161,455 common shares of the Company in 2003.

Property, Location and Access

The Kupol project hosts a large epithermal gold and silver vein system, located within the Cretaceous Okhotski-Chukotski volcanic belt approximately 940 kilometres northeast of Bema's Julietta Mine and 200 kilometres east of the City of Bilibino in northeastern Russia. Access to the property is via dirt road and all terrain track in the summer and a winter road for the remainder of the year or by helicopter from Bilibino.

The property comprises a 7.8 square kilometre license for subsoil use for geological study and production of gold and silver. This license was issued by the Ministry of Natural Resource of the Russian Federation.

Mineralization and Previous Exploration

The mineralization at Kupol was discovered by regional geochemistry in 1995. The first detailed exploration program was carried out in 1997. Physical exploration consisted of the drilling of 22 holes totalling 2,500 metres and the digging of at least 35 trenches across the zone. Surface exploration consisted of geological mapping, soil geochemistry, geophysics and topographical surveying.

Gold mineralization consists of low sulphidation epithermal veins similar to the Company's Julietta Mine property. The veins are hosted within a north-south fault zone in Cretaceous andesite flows and tuffs and diorite porphyry. Gold bearing banded chalcedonic quartz veins and breccias are associated with silicification, argillization and rhyolite dykes for 3.1 kilometres along strike. The mineralization remains open for at least 600 metres to the north, approximately one kilometre to the south and at depth. The zone is up to 35 metres wide and has been drilled to a maximum vertical depth of approximately 150 metres (average 50-100 metres). The zone dips approximately 75º east. Significant gold mineralization occurs in plunging lenses up to 500 metres long and up to 14 metres wide. Two parallel lenses 5-10 metres apart are located in the central area. The lenses consist of banded chalcedony, quartz and carbonate veins with minor arsenopyrite, pyrite, magnetite, argentite and free gold.

The previous Russian operator carried out a program of geological mapping, diamond drilling, trenching, geochemistry and geophysics over four kilometres of strike length. Approximately 35 trenches were completed over three kilometres of strike length.

Twenty-four holes totalling 2500 metres were drilled in the central area by the previous Russian operator. Holes were drilled on approximately 50 metre centres over 400 metres of strike length. Ditches and trenches were dug every 50 to 150 metres and one trench was dug along 350 metres of strike length.

The Russian operator calculated "C-1 and C-2 reserves" under Russian standards for the drilled area as 519,700 tonnes containing 34.4 g/t gold and 278.3 g/t silver for a total of 575,000 contained ounces of gold and 4.7 million contained ounces of silver. Bema considers that these would be inferred resources under National Instrument 43-101 standards, but has not verified the calculation at this time.

A 145-kilogram sample was collected from the trenches for metallurgical work. A series of grinding, gravity, flotation and cyanidation tests were completed. Results from work on the small sample have been reported. Recoveries are 97.4% for gold and 90.7% for silver using gravity plus cyanidation. No details of crush size or reagents was given.

Recent Exploration

During 2003, the Company spent approximately $9.8 million on an aggressive exploration program at the Kupol property which included 21,860 metres of drilling and extensive trenching, metallurgical test work, a site survey, hydrology studies and acquiring environmental baseline information. In addition, approximately $11.3 million was incurred relating to initial engineering work and studies toward a scoping or preliminary economic assessment study, as well as on procurement of equipment and supplies for the 2004 exploration and development program.

On July 2, 2003, the Company announced the first drill results from the Kupol property. These results confirmed the high-grade trenching and drilling results from earlier Russian exploration, and significantly increased the strike length and depth of the mineralized vein system beyond the area of the previous drilling. The previous exploration drilling within the mineralized vein system consisted of 20 diamond drill holes totalling approximately 2,500 metres along 400 metres of strike length to an average depth of 100 metres.

On August 13, 2003, September 8, 2003 and October 16, 2003, the Company announced further high-grade drill results from the Kupol property. A total of 166 holes totalling 22,256 metres, have been drilled on the property by the Company to date. The Kupol mineralized epithermal vein system has now been traced for 3.5 kilometres of strike length and to a depth of at least 300 metres (with a vertical extent of at least 400 metres). The system remains open along strike to the north and south, and to depth.

The results from holes 117 to 151 continued to confirm grade continuity and extend mineralization in the four contiguous zones; the Big Bend Zone, the Central Zone, the North Zone and the South Zone. In addition, these results indicate that the North Zone continues underneath the clay alteration north of the fault and remains open to the north and at depth.

Resource Estimate

On February 11, 2004, Bema announced a preliminary mineral resource estimate for the Kupol property of 2.5 million tonnes containing 1.8 million ounces of gold and 19 million ounces of silver at an average grade of 22.3 grams per tonne gold and 232 grams per tonne silver in the indicated resource category and an additional 7.1 million tonnes containing 4.2 million ounces of gold and 55.9 million ounces of silver at an average grade of 18.4 grams per tonne gold and 243 grams per tonne silver in the inferred resource category. This resource estimate confirms that the Kupol vein system hosts a large, high grade gold and silver deposit. The Company internally estimated the preliminary mineral resource based on 21,860 metres of drilling in 2003. Significant gold mineralization has been intercepted over 3.1 kilometres of drilled strike length and, from surface, to a depth of at least 300 metres. Mineralization remains open to the north, south and at depth.

The following tables show a risk adjusted mineral resource and an uncut mineral resource for the Kupol vein system. In addition, the tables include, separately, the resource estimates for the Big Bend zone, the highest grade zone outlined to date.

Estimated Mineral Resource, Risk Adjusted

Indicated Mineral Resource, 6 g/t gold cutoff grade

	Tonnes (000's)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold (1) Ounces (000's)	Contained (1) Silver Ounces (000's)
Big Bend zone	1,257	29.6	308	1,196	12,400
Kupol Vein, all zones	2,551	22.3	232	1,826	19,100

Inferred Mineral Resource, 6 g/t gold cutoff

	Tonnes (000's)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold (1) Ounces (000's)	Contained Silver (1) Ounces (000's)
Big Bend zone	2,629	22.4	337	1,895	28,500
Kupol Vein, all zones	7,166	18.4	243	4,231	55,900

   (1) Subject to mining dilution and recovery losses.

The above Mineral Resource estimate is risk-adjusted with an average 11% metal reduction in high-grade Indicated, 13% in low grade Indicated and 4% metal reduction in the Inferred Resources. These risk-adjustments have been made to account for the fact that a large portion of the gold at Kupol is represented by a relatively small proportion of samples having very high grades. The metal at risk adjustment is typical of that found for projects at the prefeasibility stage. Typically during the feasibility stage (with additional data), this metal reduction adjustment would be approximately 5% for Indicated resources. The risk adjusted resource was estimated using kriging techniques and has been prepared in accordance with National instrument 43-101 under the supervision of Bema's Qualified Person Tom Garagan in consultation with an outside consultant.

An uncut resource estimate was also prepared to reflect the potential for the Indicated and Inferred resources.

Estimated Mineral Resource, Uncut

Indicated Mineral Resource, 6 g/t gold cutoff

	Tonnes (000's)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces (000's) (1)	Contained Silver Ounces (000's) (1)
Big Bend zones	1,257	32.8	337	1,326	13,600
Kupol Vein, all zones	2,551	25.2	259	2,063	21,200

Inferred Mineral Resource, 6 g/t gold cutoff

	Tonnes (000's)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold (1) Ounces (000's)	Contained Silver (1) Ounces (000's)
Big Bend zone	2,629	23.1	355.0	1,954	30,000
Kupol Vein, all zones	7,160	19.1	250.0	4,387	57,600

       (1) Subject to mining dilution and recovery losses.

Due to the wider spaced drilling in some portions of the Central and North Extension zones, significant sections of the Kupol vein are not included in these preliminary resource estimates and require closer spaced drilling to be included in the next resource calculation. Please refer to the long section map available on Bema's wesbsite at www.bema.com.

Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Sampling Protocols

Drill core for the 2003 program was delivered from the drills in covered wooden or waxed cardboard boxes and "quick" logged by Canadian geologists. Each hole was geotechnically logged and then logged in detail by the Russian geologists.

Core to be sampled was delivered to the splitting shack and then photographed. Core was 2/3 split using a diamond saw with the remaining third returned to the core box as a record. The core saw core jig was calibrated to ensure an even 2/3 split was taken of the core for both HQ- and NQ-sized samples.

Samples were bagged and field blanks/reference standards were inserted by the geologists into the sample stream. The samples were then assembled into batches of 20 samples, in the order they were sampled, and submitted to the laboratory two to three times per day. Well-mineralized or visible gold-bearing samples were indicated on the submission form to ensure that contamination reduction protocols were followed by the laboratory.

Trench Sampling Protocols

Trench sampling followed the same sampling protocols as the cores. Samples were collected using a chisel and hammer to cut an even channel across each zone. Care was taken to collect equal volumes of rock across each channel to ensure that there was no sampling bias based on rock softness or fracture density. Sample intervals were marked with metal tags at the start and end points surveyed.

Quality Assurance / Quality Control Programs

A strict protocol for sample quality control and quality assurance was followed throughout the full program and was independently audited. The quality assurance/quality control program involved the regular insertion of field blanks and standard reference material into the sample stream, the collection of field duplicate samples and external checks using a pulp duplicate.

Due to equipment start up problems with the on-site Kupol assay laboratory, the initial sets of samples from the project were analyzed at Bema's Julietta Mine laboratory. The Russian assayers responsible for assaying at the Kupol laboratory were sent to Julietta to ensure the same protocols were followed for sample preparation and analyses as in the laboratory at Kupol. Pulps from all samples originally analyzed at the Julietta laboratory were returned to Kupol and re-analyzed at the Kupol laboratory. The database used in the resource calculation only contains data from the Kupol laboratory. The Julietta laboratory and an independent assay lab in North Vancouver, British Columbia, Canada are external check laboratories. All laboratory submissions included a full set of quality control samples.

Metallurgical Testing

Metallurgical test work for Kupol commenced in late December 2003. Preliminary results from a series of bottle roll cyanidation tests indicate gold recoveries from 94.5% to 96.5% and silver recoveries ranging between 70% and 80%. Additional test work to determine optimum grind size and reagent mix is continuing. It is anticipated that a preliminary economic assessment of the project will be completed in May, 2004.

2004 Exploration Program

Based on the exploration results to date, the Company intends to fast-track the development of the Kupol property. All necessary equipment has been shipped to the property in preparation for the 2004 exploration and development program.

The recently commenced exploration and development program at Kupol in 2004 will include approximately 57,000 metres of drilling to further explore the property and conduct infill drilling. The program will also include construction of a runway for fixed wing aircraft, preparatory earth works for mine and mill facilities, geotechnical and condemnation drill programs, final metallurgical test work, and procurement of equipment for planned 2005 commencement of mine construction, subject to completion of feasibility studies and financing. Approximately $45 million will be spent on Kupol in 2004.

Yarnell Property, Arizona

The Yarnell Property is located in the Weaver Mountains, Yavapai County, Arizona, USA, approximately 26 miles north of the town of Wickenburg and approximately 35 miles south of the town of Prescott. Average elevation of the planned mining and processing facilities is 4,800 feet above mean sea level. The property is indirectly owned 100% by Bema.

The property consists of five patented claims, 59 unpatented claims, two Arizona State prospecting permits and a single Arizona State mineral lease covering in total approximately 1,300 acres. Bema holds the property subject to royalties ranging from 0.5% to 5% of net smelter returns. The only other commitments on the property are work commitments and/or payments to the federal government on the unpatented mining claims and work commitments and payments to the Arizona State Land Department on the Arizona State prospecting permits and mineral lease.

Care and maintenance costs for 2003 were approximately $49,000. This consisted primarily of pre-paid royalties, state land and right of way fees and property taxes.

Yarnell Deposit

Reserves/Inferred Resource

Category	Tons (000's)	Gold Grade (oz/ton)	Contained Ounces(1)(2)
Proven and probable reserve	7,018	0.037	256,700
Inferred resource (3)	132	0.032	4,200

(1)	Subject to mining dilution and recovery losses.
(2)	Assumes a gold price of $375 per ounce
(3)	Remains subject to being upgraded to a reserve.

The estimated mineable reserve/inferred resource set out above was calculated in Bema's 1998 in-house feasibility study. Tom Garagan, Vice President, Exploration, of Bema is the Qualified Person, within the meaning of National Instrument 43-101, who has supervised the preparation of such disclosure.

The feasibility study was prepared prior to the promulgation of National Instrument 43-101, and as a result, the historical resource and reserve estimates set out above do not necessarily comply with the requirements of National Instrument 43-101. In particular, the feasibility study does not separately report proven and probable reserves.

Metallurgical testwork indicates that the Yarnell deposit is amenable to heap leaching. The testwork indicates gold recoveries of 76% in 100 days of heap leaching when the ore is crushed to 80% minus 5/8 inches. Cyanide and lime consumption is moderate, and agglomeration is not required at this crush size.

The production plan would call for mining and processing 1.2 million tons of ore per year. Annual gold production is projected to average 33,000 ounces over a six year mine life at an average operating cash cost of $180 per ounce. Capital costs to place the Yarnell Deposit into production are estimated at $5.3 million, excluding mobile equipment, which could be leased.

On April 30, 2004, Bema entered into a letter of intent with StrataGold Corporation of Vancouver ("StrataGold") to sell its 100% interest in the Yarnell property for payment of cash or shares and a net smelter royalty with a total value of approximately $2.2 million. As a result, the carrying value of the property was written down by $8.5 million by the Company to its net realizable value in the first quarter of 2004. The agreement is subject to satisfactory results of due diligence, closing of a definite sale and purchase agreement and regulatory approval. Pursuant to the agreement, StrataGold can acquire the 100% interest by: (a) committing to restart permitting activities at the Yarnell property; (b) upon signing the definite agreement, paying to the Company $375,000 payable in free trading StrataGold shares or cash at StrataGold's option; and (c) upon commencement of commercial operations, paying $750,000 to the Company, payable at StrataGold's option in cash or free trading shares of StrataGold. The Company also will retain a 1.5% net revenue royalty from the property payable at gold prices exceeding $350 per ounce.

EXPLORATION PROPERTIES

Monument Bay Property, Manitoba

Property, Location, Access and Physiography

The Monument Bay property, Manitoba, is comprised of 35 mineral claims totalling 66.9 square kilometres (6692 hectares), as well as an exploration permit issued by the Government of Manitoba covering an area of approximately 332 square kilometres (33,233 hectares). The property is approximately 25 kilometres long by 15 kilometres wide and hosts high-grade gold mineralization within the Stull Lake greenstone belt, similar to the Red Lake district in northern Ontario. The property is located in northeastern Manitoba, on the border with Ontario, approximately 350 kilometres north of Red Lake, Ontario and 570 kilometres northeast of Winnipeg, Manitoba. The closest community to Monument Bay is Red Sucker Lake, Manitoba, 60 kilometres southwest of the property.

Access to the property is by float or ski-equipped aircraft from Red Sucker Lake, or Pickle Lake, Ontario. Bulk haulage of supplies such as fuel, propane, core boxes, etc. is considerably cheaper when shipped to Red Sucker Lake and consequently flown into the property. Access to Red Sucker Lake is via a winter road during the winter and all year with three flights per day from Winnipeg. The claim block is overlain by 1 m – 30 m of thick glacial till and outwash sand. Relief is low and outcrop is extremely scarce. Typical northern Canadian spruce forest covers the entire property with thick moss cover, swampy low ground and thick forest patches. A major regional forest fire burned parts of the property in 1990.

Acquisition

On March 27, 2002, Bema signed a definitive option agreement to acquire up to a 70% interest in the Monument

Bay property from Wolfden Resources Inc. ("Wolfden"), a TSX Venture listed company. Bema had the right to earn its 70% interest in two stages. An initial 51% interest could be earned by Bema spending Cdn$3 million on exploration by December 31, 2005 and by making annual payments of Cdn$50,000, at the option of Bema in cash or by the issuance of Bema Common Shares. The remaining 19% interest could be earned upon Bema spending an additional Cdn$3 million on exploration and making payments totalling Cdn$150,000, at the option of Bema in cash or by the issuance of Bema Common Shares. Bema has now made all payments and fulfilled its obligations under the option agreement to earn a 70% interest in the property. The property is now a 70%/30% joint venture between Bema and Wolfden, and the Company is the operator.

Regional Geology

The area forms part of the Gods Lake Domain or Sub-Province of the Archean superior province and, within this, the general area of the property is an extension of the Sachigo Lake sub-province in northwest Ontario. This elongated greenstone belt extends eastwards from Bear Lake through Gods Lake, Stull Lake to as far east as Big Trout Lake in Ontario and has a broadly west-northwest trend with local variations.

Gold mineralization occurs within the Twin Lakes Deformation, a 26 kilometre long east-west shear zone that extends through the east central part of the greenstone belt.

Exploration History and Mineralization

Geological work in the area of the property prior to the 1980's was quite limited. Government mapping on a large scale was completed in 1936. Limited work was carried out on the neighboring Little Stull Lake property between the 1930s and 1960's. Limited base metal exploration including geophysics and diamond drilling occurred over the Twin Lakes/Monument Bay property in the late 1960's and early 1970's.

In 1989 Noranda staked the property after discovering gold mineralization at Twin Lakes. From 1989 to 1991, Noranda drilled 68 holes on the Twin Lakes Deposit and the Seeber River Deposit. Based on this drilling Noranda calculated a reported resource of approximately 600,000 ounces of gold over a strike length of 2.0 kilometres. High grade intersections have been obtained over another 1.0 kilometres along strike from this resource and the deposit remains open along strike and at depth.

In 1991, Noranda split its gold assets, including the Monument Bay property, out to Hemlo Gold, which was subsequently taken over by Battle Mountain Canada Ltd., whom in turn were taken over by Newmont Mining. The property sat dormant until optioned by Wolfden in January 1999.

During 1999-2000, Wolfden completed 23 drill holes, totalling 5,000 metres, which successfully extended the known mineralization within the Twin Lakes zone.

During 2002 and 2003 Bema continued work on the Monument Bay property. A total of 8,385 meters of diamond drilling helped define the strike and plunge of the Twin Lake mineralized shoot. The drill results indicate that the zone plunges 20 to 30 degrees to the east, much shallower than originally expected, and remains open to the east and for 100 metres to the west. Additional surface mapping, sampling and geophysics were carried out during 2002-2003.

Based on the 2003 winter drilling program on the Monument Bay property completed during the second quarter of 2003, the Company has now estimated an inferred resource to 639,377 tonnes averaging 20.4 grams per tonne containing 418,371 ounces of gold, representing a 30% increase in contained ounces over the prior initial inferred resource estimate of 500,572 tonnes grading 18.3 grams per tonne containing 294,874 ounces gold. The resource was calculated using 50 metre radius polygons on an inclined two-dimension long section with a cut-off grade of 8 grams per tonne and a minimum true width of 1 metre. Gold assays over 100 grams per tonne were cut to 100 grams per tonne.

Between January and November 2003, a total of 473 holes were drilled for 20,369.9 metres. The drilling focused on exploration east and west along strike from Twin Lakes and Twin Lakes West zones. A number of new mineralized zones were encountered, all of which remain open along strike and at depth.

In January of 2004, Bema commenced a 15,000 – 20,000 metre drill program at Monument Bay using three drill rigs. Bema will be responsible for 70% of the estimated $4,000,000 cost of this planned program and will be the operator of the exploration program. The program will look to test and further define the main area of mineralization where the bulk of the inferred resource is contained. The primary target is the A, B and C zones at depth and along strike from areas of known mineralization.

Quebrada Property, Chile

In 1996, Bema acquired a 100% interest in certain exploration rights in the southern Maricunga District, Chile, known as the Quebrada Property. The west end of the Quebrada Property is located four kilometres east of Bema's Aldebaran Property (Cerro Casale Deposit) and extends ten kilometres east to the Argentine border. The property consists of six contiguous claim groups totalling approximately 16,270 hectares, all 100% held by Bema.

Eight mineralized porphyry areas have been discovered on the Quebrada property: these are Marisella, Q. Seca, Asado, Margel, Rubrica, Paola, Nelly and Downhill. Marisella was subsequently returned to the underlying owners. No significant work has been done on the property over the last three years. The best target, Q. Seca, is summarized below.

Exploration to date has consisted of 1:5000 scale mapping, rock sampling, soil sampling trenching and geophysics. Prior to 1998, 26 reverse circulation and 15 diamond drill holes totalling 8,601 metres had been completed. In 1998 eight diamond drill holes totalling 2,860 metres were completed. Results were encouraging with excellent gold grades being encountered. Grades range from 0.61 g/t gold to 3.25 g/t gold over intervals ranging from 20 to 200 metres. The area of mineralization is 350 x 250 metres and extends to 200 metres depth. It is open to the northwest and to depth. The mineralization is cut off by a northeast trending fault to the east. Bema believes that Q. Seca has the potential to develop into another significant gold discovery in the Maricunga district.

In 1998, preliminary metallurgical tests on crushed drill core showed gold recoveries between 80-90% and indicate that the mineralization is potentially amenable to heap leach processing. An inferred resource was calculated internally by Bema on the Q. Seca deposit in February 1999. A geological model was used to constrain the estimation. The Q. Seca deposit inferred resource is as follows:

Cut off Grade	Tonnes (000's)	Gold Grade (g/t)	Contained Ounces(1)
0.5	23,664	1.35	1,024,000
1.0	15,140	1.76	857,000

        (1) Subject to mining dilution and recovery losses.

Tom Garagan, Vice President, Exploration, of Bema is the Qualified Person within the meaning of the instrument who has supervised the preparation of such disclosure.

No funds other than those minor expenditures associated with maintaining the property position have been expended on this project since 1998, however a small field program of geological mapping to update and advance the geological knowledge is being done in the summer of 2004 at an anticipated cost of $20,000.

East Pansky Property, Russia

On August 22, 2002, pursuant to an assignment agreement dated May 17, 2002 and an assignment agreement dated August 22, 2002, Bema completed an assignment to Consolidated Puma Minerals Corp. ("Puma") of all of Bema's rights to earn up to a 90% interest in the East Pansky platinum-paladium property, located in the Kola peninsula of Western Russia. In consideration, Bema received 4,000,000 common shares of Puma at a price of $0.25 per share together with a cash payment of $381,700 as reimbursement for the cost of a preliminary drill program initiated by Bema and other expenditures related to acquisition of the Property. Puma also issued to Bema 13,000,000 common shares at a price of $0.34 per share to settle $4,432,800 of accumulated debt owed by Puma to Bema as at May 17, 2002. Upon the completion of this transaction, the Company's ownership interest in Puma increased from 33% to 64%.

Ten platinum-palladium mineralized areas have been found on the East Pansky Property through exploration programs conducted between 1997 and 2003. The work consisted of geological mapping, rock sampling, geophysical surveys along with diamond drilling and downhole geophysical surveys.

An exploration program, comprised of 11,500 meters of diamond drilling, basal till geochemistry and magnetometer and IP surveys, estimated to cost $2.7 million, will be carried out in 2004.

Mill Canyon Property, Nevada

The Company also holds, through its 31% owned affiliate Victoria Resource Corporation, an indirect interest in the Mill Canyon Property in Nevada. Mill Canyon is a gold and silver exploration property located in the Cortez Mountains of North Central Nevada on the Battle Mountain Gold Belt. The property is adjacent to the old Cortez and Horse Canyon Mines and 1.6 kilometres east of Placer Dome's Cortez Hills gold discovery.

An exploration program comprised of approximately 12,000 metres of diamond drilling, estimated to cost approximately $3.8 million, will be carried out during 2004. An additional 2,000 metres of drilling, at a cost of $200,000, will be carried out the nearby Pinson Preble and Hilltop properties to meet commitments with the property vendor, Newmont.

Exploration and Development Expenditures for the Past Three Years

For details of the Company's exploration and development expenditures on its mineral properties for the last three completed fiscal years see "Consolidated Statements of Operations and Deficit", "Consolidated Statements of Cash Flows" and Note 6 to the Company's December 31, 2003 Consolidated Financial Statements, which are incorporated by reference herein.

Additional Information with Respect to the Company's Business in General

Offices and Employees

Bema's business is administered principally from its head office in Vancouver, British Columbia, Canada. Bema also has offices in Hamilton, Bermuda; Santiago, Chile; Magadan, Russia; and Johannesburg, South Africa. As at December 31, 2003, Bema employed a total of 1,001 full-time employees. Bema considers its relations with its employees as good.

ITEM 4: SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial information of the Company for and as of the end of each of the last three fiscal years in the period ended December 31, 2003. The selected consolidated financial information should be read in conjunction with the Consolidated Financial Statements of the Company for the respective period. The Company's Consolidated Financial Statements for the two years ended December 31, 2003 and 2002 are incorporated by reference in this Annual Information Form.

Years ended December 31 (in 000's except for per share amounts)

	2003	2002(1)	2001(1)

Net revenues	$86,817	$36,286	$21,209

Net loss	$30,576	$3,527	$11,218

Net loss per share	$0.09	$0.02	$0.07

Total assets	$419,706	$205,976	$184,913

Current portion of long term debt	$45,864	$11,167	$9,584

Long term debt	$7,084	$18,250	$33,910

Total long term debt	$52,948	$29,417	$43,494

Cash dividends paid	$ nil	$ nil	$ nil

(1)
Certain numbers have been restated due to the adoption of new accounting standards in 2003 as described in Note 2 of the notes to the Company's audited consolidated financial statements as at December 31, 2003.

DIVIDENDS

The Company has not paid any dividends on its Common Shares. The Company has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business.

The Company is limited in its ability to pay dividends on its Common Shares by limitations under applicable corporate law relating to the sufficiency of profits from which dividends may be paid. Under the applicable corporate law, the declaration of a dividend is authorized by resolution of the board of directors. Under such laws, the directors of a company who vote for or consent to a resolution authorizing the payment of a dividend incur joint and several personal liability if at the time that the dividend is declared the company is insolvent or the payment of the dividend renders the company insolvent.

DESCRIPTION OF CAPITAL STRUCTURE

The Company's authorized capital consists of one class of equity securities, an unlimited number of Common Shares without par value. As of December 31, 2003, the Company had 355,688,190 Common Shares, issued and fully paid. Each common share is entitled to one vote and to participate equally in a distribution of assets on a winding up of the Company.

MARKETS FOR SECURITIES

The Company's Common Shares are listed and posted for trading on the TSX and AMEX under the trading symbol BGO and on AIM under the trading symbol BAU.

Trading history on the TSX in 2003 is as follows:

2003	Low (Cdn$)	High (Cdn$)	Volume
January	1.82	2.29	30,201,776
February	1.63	2.21	39,880,556
March	1.42	1.72	19,808,582
April	1.48	1.73	27,072,366
May	1.41	1.61	23,819,929
June	1.39	1.78	21,800,021
July	1.85	2.39	65,733,621
August	2.28	3.21	87,422,498
September	2.85	3.80	83,110,462
October	3.09	4.52	78,052,899
November	3.75	5.53	58,676,512
December	4.12	5.60	59,024,390

Trading history on AMEX in 2003 is as follows:
2003	Low (US$)	High (US$)	Volume
January	$1.30	$1.43	58,664,600
February	$1.15	$1.28	48,006,100
March	$1.04	$1.10	33,930,000
April	$1.05	$1.15	27,712,800
May	$1.05	$1.13	33,871,300
June	$1.06	$1.30	45,209,500
July	$1.38	$1.68	54,923,600
August	$1.67	$2.24	100,755,600
September	$2.27	$2.54	107,473,900
October	$2.44	$3.38	87,780,300
November	$2.92	$4.15	103,875,300
December	$3.19	$4.20	122,519,400

Trading History on AIM in 2003 (trading commenced October 1, 2003), is as follows:

2003	Low (GBP)	High (GBP)	Volume
October	145.50	201.50	244,076
November	176.00	243.50	508,144
December	180.50	246.00	139,783

ESCROWED SECURITIES

There are currently 468,750 Bema Common Shares which are held in escrow pursuant to the requirements of the TSX Venture applicable to EAGC prior to the Arrangement between Bema and EAGC.

Designation of Class	Number of Securities held in Escrow	Percentage of Class
Common Shares	468,750(1)	Less than 1% of the outstanding shares

         (1) These shares will be released from escrow on May 28, 2004.

DIRECTORS AND OFFICERS

Directors

The name, province or state and country of residence, position with and principal business or occupation in which each director of the Company has been engaged during the immediately preceding five years, is as follows:

Name, Province or State,	Principal Occupation or
Country of Residence	Employment for Past Five Years	Director Since
ALLEN, Thomas I.A.(1)(4) Director Ontario, Canada	Senior partner in the Toronto law firm of Ogilvy Renault since October 1996.	November 24, 1998

ANGUS, R. Stuart(2) Director British Columbia, Canada	Managing Director – Mergers & Acquisitions for Endeavour Financial Corporation since November 1, 2003. Prior to that lawyer and senior partner at the Vancouver law firm of Fasken Martineau DuMoulin since February, 2001. Prior to that lawyer and senior partner at the Vancouver law firm of Stikeman Elliott since 1996.	June 18, 1992

CROSS, Robert(2)(4) Director British Columbia, Canada	Director of various private and public companies including serving as Chairman of Northern Orion Resources Inc.	March 1, 2003

GAYTON, Robert J.(1)(4) Director British Columbia, Canada	Vice President of Finance with Western Silver Corporation since 1995.	April 1, 2003

HAAS, Erwin J. Director Zurich, Switzerland	Principal and financial consultant with E.H.& P. Investments AG, a private financial investment company based in Zurich, Switzerland.	December 5, 1988

Name, Province or State,	Principal Occupation or
Country of Residence	Employment for Past Five Years	Director Since
JOHNSON, Clive T. (3)(4) Chairman, President, Chief Executive Officer and Director British Columbia, Canada	Chairman, President and Chief Executive Officer of the Company.	December 5, 1988

KORPAN, Jerry Director London, England	Executive Director of Emergis Capital. Managing Director of Yorkton Securities Ltd., London from 1994 to 1999.	June 28, 2002

MCFARLAND, Cole E. (1) (2) Director California, U.S.A.	Retired since 1995. Prior thereto President and Chief Executive Officer, Placer Dome U.S. since 1987	November 24, 1998

PEREZ-COTAPOS, Eulogio Director Santiago, Chile	Senior partner in the law firm of Cariola, Diez, Perez-Cotapos & Cia. Ltda. in Santiago, Chile.	June 20, 1997

RAYMENT, Barry D. Director California, U.S.A.	Principal of Mining Assets Corporation, a technical consulting firm which provides services to the Company.	December 5, 1988

WOODYER, Neil (3) Director London, England	Chief Executive Officer of Endeavour Financial Corporation, a private financial and corporate advisory firm specializing in the mining industry.	February 9, 1990

(1)	Denotes member of the Audit Committee.
(2)	Denotes member of the Compensation Committee.
(3)	Denotes member of the Hedging Committee.
(4)	Denotes member of the Corporate Governance and Nominating Committee.

The Company does not have an Executive Committee.

The By-Laws of the Corporation were amended during April 2003 so that at each annual general meeting the Directors of the Corporation shall retire from office and the shareholders of the Corporation shall elect Directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders following such election. Previously directors had been elected on a three year staggered term basis.

Officers

The name, province or state and country of residence, office held by, and principal business or occupation in which each executive officer of the Company has been engaged during the immediately preceding five years, is as follows:

Name and Municipality of	Principal Occupation/Employment
Residence and Office Held	for Past Five Years
CORRA, Mark
Vice President, Finance	Vice President, Finance of the Company since January, 1995.
British Columbia, Canada

GARAGAN, Tom
Vice President, Exploration	Vice President, Exploration of the Company since June, 1996.
British Columbia, Canada

Name and Municipality of	Principal Occupation/Employment
Residence and Office Held	for Past Five Years
JOHNSON, George Senior Vice President, Operations Washington, U.S.A.	Senior Vice President, Operations of the Company since September 1999. Prior thereto Vice President Mining with Hecla Mining Company since May 1996.

JOHNSON, Clive Chairman, President, Chief Executive Officer British Columbia, Canada	Chief Executive Officer of the Company since June, 1989; Chairman of the Company since June, 1990 and President of the Company since July, 1993.

RICHER, Roger Vice President, Administration, General Counsel, and Secretary British Columbia, Canada	Secretary and General Counsel of the Company since June, 1989, Vice President, Administration, of the Company since June, 1990.

STANSBURY, Dennis Vice President, Production and Development Idaho, U.S.A.	Vice President, Production and Development of the Company since June, 1996.

SULLIVAN, James Vice President of Russian Operations Arizona, U.S.A.	Vice President of Russian Operations of the Company since April, 2003. Prior thereto General Director of OMGC and Julietta Mine Project Manager since 1998.

The term of office for the Company's officers and members of the Company's committees expire at each annual general meeting. The board of directors after each annual general meeting appoints the Company's officers and committees for the ensuing year.

The Company's directors and senior officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over 1,903,099 Common Shares of the Company (representing less than 1% of the issued Common Shares of the Company). In addition, the Company's directors and senior officers, as a group, hold incentive stock options for the purchase of an aggregate 15,775,000 additional Common Shares in the capital of the Company, which options are exercisable at prices ranging from Cdn$0.31 to Cdn$4.07 per Common Share.

Except as outlined below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company:

(a)
is, as at the date of this Annual Information Form or has been, within the 10 years before the date hereof, a director or executive officer of any company (including the Company), that while that person was acting in that capacity,

	(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;
(ii)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

	(iii)	or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Neil Woodyer, a director of the Company, is a former director of Rea Gold Corporation ("Rea Gold"). Mr. Woodyer resigned from the board of Rea Gold on or about November 24, 1997 due to a disagreement with the remainder of the board regarding an intended course of action the rest of the board wished to take. Rea Gold was voluntarily assigned into bankruptcy on or about December 17, 1997 and a receiver was appointed.

In addition, Mr. Woodyer was formerly a director of Namibian Minerals Corporation ("Namco") but resigned from the board on February 13, 2003. The asset owning and operating subsidiary companies held by Namco are in various phases of liquidation. The common shares of Namco were delisted from the Toronto Stock Exchange on January 7, 2004.

Robert Cross, a director of the Company, joined the Board of Livent Entertainment as part of the M. Ovitz group in June 1998. Accounting irregularities were then uncovered and the stock was shut down in August 1998. Livent declared bankruptcy in late 1998. Class action suits were filed against the company and Directors. Mr. Cross is not involved in any of these actions or proceedings. The motion to dismiss was granted in January 2001.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of the Company to affect materially control of the Company.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Company.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of the Company to affect materially control of the Company.

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for the participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the Canada Business Corporations Act, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the Canadian Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. The directors and officers of the Company are not aware of any such conflicts of interests.

SEC Rule 13a-15 requires the Company to maintain "disclosure controls and procedures" that are designed to ensure that information required to be disclosed by the Company in reports it files or submits to the SEC is recorded, processed, summarized and reported on a timely basis. Disclosure controls and procedures must be designed to ensure that information is accumulated and communicated to the Company's management to allow timely decisions regarding required disclosure. Disclosure controls and procedures should capture information that is relevant to assessment of developments and risks that pertain to the Company's business, as well as other material information about the Company. In this regard, the Company is currently in the process of preparing a Disclosure Controls and Procedures Policy for adoption by the Board of Directors.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company believes no director or executive officer of the Company or any person or company that is the direct or indirect beneficial owner of, or who exercise control or direction over, more than 10% of any class or series of the Company's outstanding voting securities or any associate or affiliate of any of the persons or companies referred to above has any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries, occurring during the years ended December 31, 2003, 2002 and 2001 except for the fact that certain of the directors or officers of the Company are also directors and/or officers and/or securityholders of other publicly traded companies of which the Company is the largest shareholder. Particulars of those companies are as follows:

  Consolidated Westview Resources Corp. ("Westview") listed on the NEX Board of the TSX Venture of which the Company holds approximately 44% of its issued and outstanding shares. Messrs. Clive Johnson, Roger Richer, Tom Garagan and Mark Corra, directors and/or officers of the Company are also Directors and/or officers and/or securityholders of Westview.

  Consolidated Puma Minerals Corp. ("Puma") a TSX Venture listed company of which the Company holds approximately 62% of its issued and outstanding shares. Messrs. Clive Johnson, Jerry Korpan, Roger Richer, Tom Garagan, George Johnson, and Mark Corra are directors and/or officers of the Company and are also directors and/or officers and/or securityholders of Puma.

  Victoria Resource Corporation ("Victoria") a TSX Venture listed company of which the Company holds approximately 31% of its issued and outstanding shares. Messrs. Clive Johnson, Roger Richer, Tom Garagan and Mark Corra are directors and/or officers of the Company and are also directors and/or officers and/or securityholders of Victoria.

As a result of these common relationships the noted individuals may be deemed to have an interest in the following material transactions which occurred during the last three completed financial years:

Effective August 22, 2002, pursuant to an assignment agreement dated May 17, 2002, the Corporation assigned all of its rights to earn up to a 90% interest in the East Pansky platinum-palladium property, located in the Kola peninsula of Western Russia, to Puma. In consideration, the Corporation received 4 million common shares of Puma as reimbursement for $641,000 of the Corporation's expenditures related to the East Pansky property. In addition, the assignment agreement provided for the settlement by Puma of $2,845,000 (Cdn$4,433,000) of accumulated debt owed to Bema by the issuance to Bema of 13 million common shares. Concurrent with the closing of the transaction, Puma completed an equity financing by issuing 6 million Puma shares for gross proceeds of $1.5 million (Cdn$2.4 million). Upon the completion of this transaction, the Corporation's ownership interest in Puma increased from 33% to 64%.

In addition to the foregoing, the Company was involved in the following transactions with Endeavour. Mr. Neil Woodyer is a director of Bema and Endeavour and is CEO and director of Endeavour Financial Corporation, the parent company of Endeavour. Mr. R. Stuart Angus is a director of Bema and recently became Managing Director, Mergers and Acquisitions with Endeavour.

1.
In connection with the Julietta project loans, the Company issued a convertible promissory note in the amount of $700,000 to pay Endeavour a transaction fee on closing equal to 2% of the aggregate project loan facility. On February 9, 2001, the Company issued 2,748,644 common shares to Endeavour upon full conversion of the note;

2.
In June 2000, the Company negotiated a $3,000,000 principal amount bridge loan facility and Endeavour was the lender as to $2,000,000 of the facility. On February 9, 2001, the Company issued 2,258,808 common shares to Endeavour in payment of the remaining $500,000 principal amount of the facility and settlement of extension fees of $64,664;

3.
In connection with the sale by the Company of all direct and indirect interest and rights held in the previously held Lo Increible gold property in Venezuela, in 2001 the Company paid Endeavour Financial a transaction fee of $194,000 or 2% of the value paid by Crystallex International Corporation;

4.
In connection with the acquisition of EAGC by the Company through the Arrangement, Endeavour acted as a financial advisor for the Company and EAGC on the Arrangement. Pursuant to the Advisory Agreement between the Company and Endeavour, the Company was required to pay to Endeavour a milestone fee of $100,000 upon the entering into of a letter agreement between Bema and EAGC with respect to the Arrangement. In connection with the milestone fee, the Company issued to Endeavour a convertible promissory note dated January 10, 2003 convertible into a maximum of 82,590 Common Shares of the Company at a conversion price equal to $1.2108. In addition, pursuant to the Advisory Agreement the Company was required to pay to Endeavour a success fee equal to 1% of the value of the common shares of the Company issued in connection with the Arrangement. Further, under the terms of a financial advisory agreement dated June 11, 2002, between EAGC and Endeavour, EAGC was required to pay to Endeavour a fee (the "EAGC Fee") equal to 2% of the value of the Common Shares of the Company issued in connection with the Arrangement. As part of the Arrangement, the Company agreed to assume and satisfy the payment of the EAGC Fee. In satisfaction of the success fee and the EAGC Fee, on February 14, 2003, the Company issued to Endeavour two convertible promissory notes in the principal amounts of $760,145 and $1,620,289, respectively. The success fee note and the EAGC Fee note were convertible into a total of 622,355 and 1,326,583 common shares, respectively at a conversion price equal to $1.2214 and were subsequently converted.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar in Canada is Computershare Trust Company of Canada, Vancouver, British Columbia, Canada. The Co-registrar and Co-transfer agent is Computershare Investor Services, Golden, Colorado, U.S.A.

MATERIAL CONTRACTS

The Company has entered into the following material contracts:

1.
On December 18, 2002, the Company entered into a definitive agreement with the Government of Chukotka, an autonomous Okrug (region) in northeast Russia, to acquire up to a 75% interest in the Kupol gold and silver property; See also "Kupol Gold and Silver Project, Russia - Acquisition of Kupol Project";

2.
On October 7, 2002, the Company entered into a business combination by way of an Arrangement Agreement and Plan of Arrangement between EAGC Ventures Corp. ("EAGC") and 1518798 Ontario Inc. which completed on February 14, 2003, to acquire the Petrex Mines, South Africa. - See "Acquisition of Petrex Mines" ; and

3.
On February 10, 2004, the Company announced an offering of $70 million senior unsecured convertible notes due in February 2001. The seven year Convertible Notes were launched with a coupon rate of 3.25% per annum. The conversion price was set at $4.664 per share. A Trust Deed, dated February 23, 2004, was entered into by the Company and the Bank of New York as trustee for the Convertible Notes, which trade on the Luxembourg Stock Exchange. The Convertible Notes will be redeemed at par on maturity. In addition, Bema has the right to redeem all outstanding Convertible Notes on or after the third anniversary of closing if the shares of Bema, for a specified period of time, trade at 120% or more of the conversion price.

ADDITIONAL INFORMATION

Additional information, including directors and officers remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company's management proxy circular dated May 14, 2004 for its upcoming annual and special general meeting of shareholders.

Additional financial information is provided in the Company's Management Discussion and Analysis and the audited financial statements for the year ended December 31, 2003.

Additional information relating to the Company, including the above referenced information, may be found under the Company's name on Sedar at www.sedar.com.